SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Balance Sheets

As at June 30, 2011 and December 31, 2010

(Expressed in thousands of Brazilian Reais)

Assets	Note	06/30/2011	12/31/2010

Current assets
Cash and cash equivalents		5,251,291	5,909,340
Investment securities	4	516,379	1,069,276
Trade and other receivables		3,362,692	3,794,070
Inventories	5	2,052,127	1,905,229
Taxes receivable		358,650	181,199
Assets held for sale		3,141	51,833
		11,544,280	12,910,947

Non-current assets
Investment securities	4	197,878	208,742
Trade and other receivables		1,921,634	2,132,123
Deferred tax assets	6	1,061,361	1,089,771
Taxes receivable		29,478
Employee benefits		20,712	20,923
Investments in associates	7	17,573	18,502
Property, plant and equipment	8	7,943,196	7,032,298
Intangible assets		1,732,448	1,823,238
Goodwill	9	17,374,284	17,441,756
		30,298,564	29,767,353

Total assets		41,842,844	42,678,300

The accompanying notes are an integral part of the interim consolidated financial statements.

1

Interim Consolidated Balance Sheets (continued)

As at June 30, 2011 and December 31, 2010

(Expressed in thousands of Brazilian Reais)

Equity and Liabilities	Note	06/30/2011	12/31/2010

Current liabilities
Trade and other payables		7,587,373	7,142,944
Interest-bearing loans and borrowings	10	1,923,164	2,606,228
Bank overdrafts		24,903	1,041
Income tax and social contribution payable		810,677	701,647
Provisions	11	117,632	102,996
		10,463,749	10,554,856

Non-current liabilities
Trade and other payables		1,188,155	1,343,366
Interest-bearing loans and borrowings	10	3,133,518	4,164,214
Deferred tax liabilities		581,314	548,728
Provisions	11	522,042	536,073
Employee benefits		930,436	966,221
		6,355,465	7,558,602

Total liabilities		16,819,214	18,113,458

Equity	12
Issued capital		7,770,554	7,613,780
Reserves		13,130,548	16,748,083
Retained earnings		3,921,240	-
Equity attributable to equity holders of Ambev		24,822,342	24,361,863
Non-controlling interests		201,288	202,979

Total Equity		25,023,630	24,564,842

Total equity and liabilities		41,842,844	42,678,300

The accompanying notes are an integral part of the interim consolidated financial statements.

2

Interim Consolidated Income Statement

For the six and three-month period ended June 30, 2011 and 2010

 (Expressed in thousands of Brazilian Reais)

		Six-month period ended:		Three-month period ended:
	Note	06/30/2011	06/30/2010	06/30/2011	06/30/2010

Net sales	14	12,373,744	11,799,795	5,811,646	5,678,373
Cost of sales		(4,125,693)	(3,938,045)	(2,018,604)	(1,939,020)
Gross profit		8,248,051	7,861,750	3,793,042	3,739,353
Sales and marketing expenses		(3,024,645)	(2,885,555)	(1,510,816)	(1,461,996)
Administrative expenses		(532,241)	(636,578)	(209,597)	(309,319)
Other operating income/(expenses)	15	296,802	211,090	161,491	117,141
Special items	16	(5,292)	(81,643)	(4,754)	(15,224)
Income from operations		4,982,675	4,469,064	2,229,366	2,069,955
Finance cost	17	(544,209)	(487,264)	(269,847)	(211,917)
Finance income	17	473,366	195,140	244,493	106,429
Net finance cost		(70,843)	(292,124)	(25,354)	(105,488)
Share of results of associates		109	(47)	23	(60)
Income before income tax		4,911,941	4,176,893	2,204,035	1,964,407
Income tax expense	18	(960,206)	(998,108)	(358,340)	(436,516)
Net income		3,951,735	3,178,785	1,845,695	1,527,891
Attributable to:
Equity holders of Ambev		3,921,240	3,160,437	1,832,566	1,510,241
Non-controlling Interests		30,495	18,348	13,129	17,650

Basic earnings per share – preferred		1.33	1.08	0.62	0.51
Basic earnings per share – common		1.21	0.98	0.57	0.47
Diluted earnings per share– preferred		1.32	1.08	0.62	0.51
Diluted earnings per share– common		1.21	0.98	0.57	0.47

The accompanying notes are an integral part of the interim consolidated financial statements.

3

Interim Consolidated Statements of Comprehensive Income

For the six and three-month period ended June 30, 2011 and 2010

 (Expressed in thousands of Brazilian Reais)

	Six-month period ended:		Three-month period ended:
	06/30/2011	06/30/2010	06/30/2011	06/30/2010

Net income	3,951,735	3,178,785	1,845,695	1,527,891
Exchange differences on translation of foreign operations (gains/ (losses))	(296,938)	(21,305)	(230,050)	22,142
Actuarial gains and (losses)	(32,979)	-	(17,245)	-
Gains/losses of non-controlling interest´s share	(183)	-	(183)	-
Cash flow hedges - gains / (losses)
Recognized in Equity (cash flow hedge)	(154,190)	(21,606)	(129,172)	16,127
Removed from Equity and included in profit or loss	(82,652)	59,543	(25,098)	(14,981)
Deferred income tax variance in Equity and other changes	63,282	(62,495)	45,900	(27,627)
	(173,560)	(24,558)	(108,370)	(26,481)
Net income recognized directly on Equity	(503,660)	(45,863)	(355,848)	(4,339)
Total comprehensive income and expenses	3,448,075	3,132,922	1,489,847	1,523,552
Attributable to:
Equity holders of AmBev	3,417,074	3,140,732	1,481,855	1,512,620
Non-controlling interest	31,001	(7,810)	7,992	10,932

The accompanying notes are an integral part of the interim consolidated financial statements.

4

Interim Consolidated Statements of Changes in Equity

(Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of AmBev

		Capital reserves						Profit reserve					Other comprehensive income
	Capital	Treasury shares	Share Premium	Gain on shared issued	Others capital reserve	Share-based payments	Results on treasury shares	Investments reserve	Statutory reserve	Fiscal incentive	Adicional dividends	Retained earnings	Translation reserves	Cash flow hedge	Gains/losses of non-controlling interest´s share	Actuarial gains/ losses	Total	Non-controlling interest	Total equity
At January 1, 2011	7,613,780	(4,429)	8,335	4,983,056	2,194,700	332,248	(96,459)	6,091,011	208,832	661,389	4,290,306	-	(1,201,254)	131,233	-	(850,885)	24,361,863	202,979	24,564,842

Profit	-	-	-	-	-	-	-	-	-	-	-	3,921,240	-	-	-	-	3,921,240	30,495	3,951,735
Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	(299,095)	-	-	-	(299,095)	2,157	(296,938)
Cash flow hedges - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	(173,565)	-	-	(173,565)	5	(173,560)
Gains/losses of non-controlling interest´s share	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,473	-	-	(1,656)	(183)
Actuarial gain / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(32,979)	(32,979)	-	(32,979)
Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	3,921,240	(299,095)	(173,565)	1,473	(32,979)	3,417,074	31,001	3,448,075
Shares issued	156,774	-	-	-	(136,206)	(15,560)	-	-	-	-	-	-	-	-	-	-	5,008	-	5,008
Dividends	-	-	-	-	-	-	-	-	-	-	(2,267,506)	-	-	-	-	-	(2,267,506)	(29,755)	(2,297,261)
Interest on capital	-	-	-	-	-	-	-	(737,933)	-	-	-	-	-	-	-		(737,933)	-	(737,933)
Share-based payment	-	-	-	-	-	52,782	-	-	-	-	-	-	-	-	-	-	52,782	-	52,782
Treasury shares	-	4,400	-	-	-	-	(13,346)	-	-	-	-	-	-	-	-	-	(8,946)	-	(8,946)
Others	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,937)	(2,937)
At June 30, 2011	7,770,554	(29)	8,335	4,983,056	2,058,494	369,470	(109,805)	5,353,078	208,832	661,389	2,022,800	3,921,240	(1,500,349)	(42,332)	1,473	(883,864)	24,822,342	201,288	25,023,630

	Attributable to equity holders of AmBev

		Capital reserves						Profit reserve					Other comprehensive income
	Capital	Treasury shares	Share Premium	Gain on shared issued	Others capital reserve	Share-based payments	Results on treasury shares	Investments reserve	Statutory reserve	Fiscal incentive	Adicional dividends	Retained earnings	Translation reserves	Cash flow hedge	Gains/losses of non-controlling interest´s share	Actuarial gains/ losses	Total	Non-controlling interest	Total equity
At January 1, 2010	6,832,078	(47,729)	-	4,967,067	2,730,187	234,086	(112,332)	4,211,519	208,832	350,915	-	4,130,157	(856,909)	(13,994)	-	(616,427)	22,017,450	278,661	22,296,111

Profit	-	-	-	-	-	-	-	-	-	-	-	3,160,437	-	-	-	-	3,160,437	18,348	3,178,785
Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	3,390	-	-	-	3,390	(24,695)	(21,305)
Cash flow hedges - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	(23,095)	-	-	(23,095)	(1,463)	(24,558)
Actuarial gain / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	3,160,437	3,390	(23,095)	-	-	3,140,732	(7,810)	3,132,922
Shares issued	535,326	-	-	-	(535,326)	-	-	-	-	-	-	-	-	-	-	-	-	41,755	41,755
Dividends	-	-	-	-	-	-	-	(707,776)	-	-	-	-	-	-	-	-	(707,776)	(70,957)	(778,733)
Interest on capital	-	-	-	-	-	-	-	(322,527)	-	-	-	(277,771)					(600,298)	-	(600,298)
Share-based payment	-	-	-			30,872	-	-	-	-	-	-	-	-	-	-	30,872	-	30,872
Treasury shares	-	19,296	-	-	-	-	19,491	-	-	-	-	-	-	-	-	-	38,787	-	38,787
Reestruturing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	-	6,300	-	-	-	-	6,300	(6,218)	82
At June 30, 2010	7,367,404	(28,433)	-	4,967,067	2,194,861	264,958	(92,841)	3,181,216	208,832	350,915	-	7,019,123	(853,519)	(37,089)	-	(616,427)	23,926,067	235,431	24,161,498

The accompanying notes are an integral part of the interim consolidated financial statements.

5

Interim Consolidated Cash Flow Statements

For the six and three-month period ended June 30, 2011 and 2010

 (Expressed in thousands of Brazilian Reais)

	Six-month period ended:		Three-month period ended:
	06/30/2011	06/30/2010	06/30/2011	06/30/2010

Net income	3,951,735	3,178,785	1,845,695	1,527,891
Depreciation, amortization and impairment	694,137	713,249	349,479	337,593
Impairment losses on receivables and inventories	35,113	52,879	18,112	25,202
Additions/(reversals) in provisions and employee benefits	30,517	120,373	6,543	58,462
Net finance cost	70,843	292,124	25,354	105,488
Other non-cash items included in the profit	(42,677)	58,044	(3,504)	41,108
Loss/(gain) on sale of property, plant and equipment and intangible assets	(4,200)	(3,543)	(1,971)	(5,107)
Loss/(gain) on assets held for sale	(991)	-	(1,153)	-
Equity-settled share-based payment expense	56,729	53,395	27,408	28,900
Income tax expense	960,206	998,108	358,340	436,516
Share of result of associates	(109)	47	(23)	60
Cash flow from operating activities before changes in working capital and use of provisions	5,751,303	5,463,461	2,624,280	2,556,113
Decrease/(increase) in trade and other receivables	87,927	(91,741)	(236,977)	(516,247)
Decrease/(increase) in inventories	(231,108)	(248,019)	129,989	(156,075)
Increase/(decrease) in trade and other payables	(1,034,931)	(155,187)	71,994	669,061
Cash generated from operations	4,573,191	4,968,514	2,589,286	2,552,852
Interest paid	(283,192)	(229,430)	(54,953)	(106,553)
Interest received	125,428	116,818	39,642	82,817
Income tax paid	(755,980)	(605,364)	(150,094)	(162,726)
Cash flow from operating activities	3,659,447	4,250,538	2,423,881	2,366,390
Proceeds from sale of property, plant and equipment	11,683	21,171	4,048	11,445
Repayments of loans granted	-	769	(295)	487
Acquisition of property, plant and equipment	(1,569,440)	(712,994)	(996,067)	(494,349)
Acquisition of intangible assets	(13,045)	(33,947)	(5,658)	(33,499)
Net proceeds/(acquisition) of debt securities	542,505	41,588	544,137	57,218
Net proceeds/(acquisition) of other assets	3,092	-	1,902	-
Cash flow from investing activities	(1,025,205)	(683,413)	(451,933)	(456,129)
Capital increase	5,008	-	4,798	-
Advances for future capital increase	198,695	-	198,695	-
Capital increase of non-controlling interest	-	41,755	-	-
Proceeds from borrowings	175,041	157,549	96,209	46,274
Proceeds/repurchase of treasury shares	(4,225)	15,018	(4,163)	14,361
Repayment of borrowings	(1,600,751)	(833,854)	(1,455,531)	(603,069)
Cash net of finance costs other than interests	(91,884)	(60,211)	(78,158)	(26,844)
Payment of finance lease liabilities	(3,738)	(3,347)	(2,867)	(2,685)
Dividends paid	(1,838,602)	(1,023,755)	(29,536)	(992,696)
Cash flow from financing activities	(3,160,456)	(1,706,845)	(1,270,553)	(1,564,659)
Net increase/(decrease) in cash and cash equivalents	(526,214)	1,860,280	701,395	345,602
Cash and cash equivalents less bank overdrafts at beginning of period	5,908,299	4,024,314	4,628,663	5,547,705
Effect of exchange rate fluctuations	(155,697)	29,664	(103,670)	20,951
Cash and cash equivalents less bank overdrafts at end of period	5,226,388	5,914,258	5,226,388	5,914,258

The accompanying notes are an integral part of the interim consolidated financial statements.

6

Interim Value Added Statements

Six-month period ended June 30, 2011 and 2010

(Expressed in thousands of Brazilian Reais)

	06/30/2011	06/30/2010

Revenues	19,387,996	18,400,232
Sale of goods, products and services	19,227,965	18,309,195
Other operating income	175,701	100,971
Allowance for/reversal of doubful accounts	(15,670)	(9,934)
Input acquired from third parties	(8,491,942)	(8,233,552)
Costs of products, goods and services sold	(4,783,997)	(4,602,904)
Materials - energy - third party services - others	(3,687,248)	(3,542,730)
(Loss)/recovery of assets	(20,697)	(87,918)
Gross added value	10,896,054	10,166,680
Retention	(673,470)	(625,328)
Depreciation and amortization	(673,470)	(625,328)
Net added value produced	10,222,584	9,541,352
Value added received in transfer	405,289	124,888
Share of associates results	109	(47)
Financial Income	473,366	195,140
Other	(68,186)	(70,205)
Total added value to be distribute	10,627,873	9,666,240
Distribution of value added	10,627,873	9,666,240
Employees	1,158,695	1,158,846
Direct remuneration	899,412	923,603
Benefits	99,098	89,596
Government severance indemnity fund for employees	30,114	28,657
Other	130,071	116,990
Taxes, fees and contribution	4,921,909	4,799,002
Federal	2,358,853	2,307,263
State	2,554,939	2,485,126
Municipal	8,117	6,613
Remuneration of third party capital	595,534	529,607
Interest	538,761	480,284
Rent	56,773	49,323
Remuneration of own capital	3,951,735	3,178,785
Retained earnings/losses for the Period	3,921,240	3,160,437
Non-controlling interest	30,495	18,348

The accompanying notes are an integral part of the interim consolidated financial statements.

7

Notes to the interim consolidated financial statements:

1	Corporate information
2	Statement of management
3	Summary of significant accounting policies
4	Investment securities
5	Inventories
6	Deferred income tax and social contribution
7	Property, plant and equipment
8	Goodwill
9	Interest-bearing loans and borrowings
10	Provisions
11	Changes in equity
12	Segment reporting
13	Net sales
14	Other operating income/(expenses)
15	Special items
16	Finance cost and income
17	Income taxes and social contribution
18	Share-based payments
19	Risks arising from financial instruments
20	Collateral and contractual commitments with suppliers, advances from customers and other
21	Contingencies
22	Related parties
23	Events after the balance sheet date

8

1. CORPORATE INFORMATION

Companhia de Bebidas das Américas - Ambev (referred to as “we”, the “Company” or “Ambev”), headquartered in São Paulo, Brazil produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, either directly or by participating in other Brazilian-domiciled companies and elsewhere in the Americas.

The Company has an agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Pepsi Cola, 7Up, Lipton Ice Tea, Gatorade and  H2OH!.

The Company has a licensing agreement with Anheuser-Busch, Inc., through its subsidiary Labatt Brewing Company Limited (“Labatt Canada”) and Cervecería Paraguay (“Cervepar”), to produce, bottle, sell and distribute Budweiser products in Canada and Paraguay. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois under license to Anheuser-Busch InBev S.A./N.V. (“AB InBev”) in Brazil, Argentina, Canada, and other countries and, by means of a license granted to AB InBev, it distributes its Brahma product in certain countries of Europe, Asia and Africa.

The Company’s shares are traded on the Brazilian Stock Exchange – BM&FBOVESPA and on the New York Stock Exchange – NYSE, in the form of American Depositary Receipts - ADRs.

Major corporate events in 2011:

In February 2011, certain measures were taken to reorganize and simplify the operational and corporate structure of the Ambev group,   to rationalize its accounting, finance and management framework by segregating manufacturing and distribution activities, generating economic efficiencies and synergy gains.  These measures included: (i) the partial spin-off of “Ambev Brasil Bebidas Ltda.” (currently known as “AmBev Brasil Bebidas S.A.”) and “Fratelli Vita Bebidas S.A.”, by transferring part of  the assets and liabilities to “Morena Distribuidora de Bebidas S.A.”, and (ii)  the merger, through "incorporação" (as defined in article 227 of the Brazilian Corporate Law, no. 6,404/76, as amended) of “Fratelli Vita Bebidas S.A.”  ("Fratelli")  into “AmBev Brasil S.A.”  ("AmBev Brasil"), by transferring all assets and liabilities of Fratelli to Ambev Brasil.

The consolidated financial statements were approved for issue by the Directors as of August 9, 2011.

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2. STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

This information does not meet all disclosure requirements for full annual financial statements and thus should be read along with the consolidated financial statements prepared in accordance to IFRS, for the year ended 31 December 2010. To avoid duplication of disclosures which are included in the annual financial statements, the following notes are not presented:

(a) Summary of significant accounting policies (note 3);

(b) Acquisition and disposals of subsidiaries (note 5);

(c) Payroll and related benefits (note 9);

(d) Additional information on operating expenses by nature (note 10);

(e) Intangible assets (note 15);

(f) Trade and other receivables (note 19);

(g) Cash and cash equivalents (note 20);

(h) Assets held for sale (note 21);

(i) Employee benefits (note 24);

(j) Trade and other payables (note 26);

(k) Operating leases (note 29).

(l) Contingencies (note 30).

In order to comply with the §1 of article 178 of Law 6,404/76 (Brazilian Corporate Law), the Company changed the displaying in the balance sheet of its assets and liabilities groups in descending order of liquidity.

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3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no changes in accounting policies for the interim financial statements as of June 30, 2011, as well as for  calculation methods used in relation to those presented in the financial statements for the year ended December 31, 2010 and, as previously presented in the consolidated interim financial statements at 31 March 2011.

4. INVESTMENT SECURITIES

	06/30/2011	12/31/2010
Current investments
Financial asset at fair value through profit or loss-held for trading	516,379	1,068,282
Debt securities held-to-maturity	-	994
	516,379	1,069,276

Non-current investments
Equity securities available-for-sale	155,608	167,995
Debt securities held-to-maturity	-	802
Debt held-to-maturity	42,270	39,945
	197,878	208,742

Equity securities of R$155,608 (R$167,995 at December 31, 2010), classified as available for sale, refers to the operation between Ambev and “Cerveceria Regional” on October 20, 2010 (as disclosed in the 2010 annual financial statements). There is no independent market data available to value the investment which is recorded at cost on the purchase date.

5. INVENTORIES

	06/30/2011	12/31/2010

Finished goods	520,033	402,841
Work in progress	99,729	102,029
Raw material	1,045,491	967,147
Consumables	62,546	54,601
Spare parts and other	211,199	199,033
Prepayments	128,137	208,686
Impairment losses	(15,008)	(29,108)
	2,052,127	1,905,229

Impairment charges on inventories recognized in the income statement amounted to R$24,893 at June 30, 2011 (R$44,462 at June 30, 2010).

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6. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Income tax and social contribution taxes are calculated on tax losses, the negative basis of social contribution and the temporary differences between the tax bases for calculating tax assets and liabilities and the carrying amounts in the financial statements. The rates of these taxes, currently set for the determination of deferred taxes, are 25% for income tax and 9% for social contribution in Brazil. For the other subsidiaries, applied rates are as follow:

HILA-ex	from 25% to 27%
Latin America - South	from 7% to 35%
Canada	from 5% to 31%

The amount of deferred income tax and social contribution by type of temporary difference is as follows:

	06/30/2011			12/31/2010

	Assets	Liabilities	Net	Assets	Liabilities	Net
Investiment securities	6,049	-	6,049	6,038	-	6,038
Trade and other receivables	39,583	-	39,583	25,714	-	25,714
Derivatives	195,883	-	195,883	142,573	-	142,573
Inventories	14,434	-	14,434	12,626	-	12,626
Loss carryforwards	325,992	-	325,992	373,603	-	373,603
Employee benefits	289,289	(69)	289,220	329,511	(338)	329,173
Property, plant and equipment	2,356	(128,397)	(126,041)	2,295	(184,357)	(182,062)
Intangible assets	6,759	(338,165)	(331,406)	7,233	(360,497)	(353,264)
Goodwill	96,174	-	96,174	115,551	-	115,551
Interest-bearing loans and borrowings	-	(5,188)	(5,188)	-	(35,801)	(35,801)
Provisions	289,073	(12,884)	276,189	278,322	(167)	278,155
Other items	-	(300,842)	(300,842)	-	(171,263)	(171,263)
Gross deferred tax assets / (liabilities)	1,265,592	(785,545)	480,047	1,293,466	(752,423)	541,043
Netting by taxable entity	(204,231)	204,231	-	(203,695)	203,695	-
Net deferred tax assets / (liabilities)	1,061,361	(581,314)	480,047	1,089,771	(548,728)	541,043

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

The expected utilization at June 30, 2011 of consolidated tax losses is as follows:

	06/30/2011	12/31/2010

2011	68,628	135,206
2012	215,253	196,285
2013	9,956	9,956
As of 2014	32,155	32,156
	325,992	373,603

Part of the tax benefit corresponding to the tax loss carryforwards  and temporary differences of subsidiaries abroad was not recorded as an asset, as management is unable to determine whether realization is probable.

12

The total unrecognized deferred tax assets related to tax loss carryforwards for these subsidiaries amount to R$155,267 at June 30, 2011 (R$154,589 at December 31, 2010) for which the expiry term is on average five years. The tax loss carry forwards related to these unrecognized deferred tax assets are equivalent to R$684,453 at June 30, 2011 (R$673,602 at December 31, 2010).

7. PROPERTY, PLANT AND EQUIPMENT

	06/30/2011					12/31/2010
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	3,007,299	9,728,896	2,310,514	1,401,371	16,448,080	15,866,331
Effect of movements in foreign exchange	(59,875)	(172,766)	(34,998)	(11,244)	(278,883)	(645,295)
Acquisitions	2,377	60,438	11,553	1,568,571	1,642,939	2,224,803
Disposals through the sale of subsidiary	-	-	-	-	-	(610,569)
Disposals	(2,093)	(53,702)	(48,283)	-	(104,078)	(293,984)
Transfer to other asset categories	105,525	230,960	85,764	(588,012)	(165,763)	(203,093)
Other	-	9,255	-	12,311	21,566	109,887
Balance at end	3,053,233	9,803,081	2,324,550	2,382,997	17,563,861	16,448,080

Depreciation and Impairment
Balance at end of previous year	(1,364,003)	(6,433,347)	(1,618,432)	-	(9,415,782)	(9,271,259)
Effect of movements in foreign exchange	17,186	100,741	24,833	-	142,760	432,360
Depreciation	(44,720)	(419,404)	(137,250)	-	(601,374)	(1,263,756)
Impairment losses	-	(20,659)	(27)	-	(20,686)	(152,892)
Disposals through the sale	-	-	-	-	-	487,351
Disposals	1,022	50,327	44,467	-	95,816	236,817
Transfer to other asset categories	(74)	162,675	14,759	(292)	177,068	182,626
Other	(103)	1,636	-	-	1,533	(67,029)
Balance at end	(1,390,692)	(6,558,031)	(1,671,650)	(292)	(9,620,665)	(9,415,782)
Carrying amount:
December 31, 2010	1,643,296	3,295,549	692,082	1,401,371	7,032,298	7,032,298
June 30, 2011	1,662,541	3,245,050	652,900	2,382,705	7,943,196

The principal acquisitions refer to modernization, reform, and extension of production lines in order to increase installed capacity.

Borrowing costs capitalized relate to interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil. Interest is capitalized at a borrowing rate of 12.5%.

The Company leases plant and equipment and fixtures and fittings. The carrying amount of the leased assets was R$25,167 at June 30, 2011 (R$28,593 as of December 31, 2010).

13

8. GOODWILL

	06/30/2011	12/31/2010

Balance at end of previous year	17,441,756	17,527,471
Effect of movements in foreign exchange	(67,472)	(85,715)
Balance at end	17,374,284	17,441,756

Verification testing of goodwill for impairment

As described in IAS 36, the cash-generating unit to which expected future profitability (goodwill) has been allocated should be tested  annually for  impairment  or at any time  there is indication that the unit may be undervalued compared to its carrying value, including goodwill from expected future profitability. As of June 30, 2011 the Company had not identified any indication that a cash-generating unit could be undervalued. The test will be performed again during the last quarter of the current year.

9. INTEREST-BEARING LOANS AND BORROWINGS

	06/30/2011	12/31/2010
Current liabilities
Secured bank loans	53,289	52,782
Unsecured bank loans	888,525	1,496,134
Debentures and unsecured bond issues	819,075	884,257
Other unsecured loans	157,282	167,473
Financial leasing	4,993	5,582
	1,923,164	2,606,228

Non-current liabilities
Secured bank loans	155,688	174,776
Unsecured bank loans	521,948	1,450,776
Debentures and unsecured bond issues	2,340,586	2,418,924
Other unsecured loans	110,940	111,210
Financial leasing	4,356	8,528
	3,133,518	4,164,214

Financial funding

During the year, the Company raised R $ 50,283 in Brazil related to lines of credit from Finem UMBNDES and Finem URTJLP of R$5,621 in HILA and R$69,160 in LAS.

Liquidations

During the six-month period ended, the Company paid R$(292,243) in Brazil related to lines of credit from BNDES, including Finem UMBNDES, Finem URTJLP, Agroindustrial Credit and Bank Credit, R$(7,187) in HILA, R$(354,299) in LAS and R$(908,786) in Labatt.

14

The balance was also affected by variations in the period and updating of the fair value related to the Bonds 2011, 2013 and 2017 in the amount of R$(143,520).

The Company's debt was structured to avoid significant maturities failing in a specific year and accrues interest at different rates. The more significant rates are: (i) fixed rate for the Bond 2011, Bond 2013, Bond 2017 and USD Working Capital (Labatt) (ii) currency basket (UMBNDES) and long-term Interest Rate for loans from the BNDES (iii) the Interbank Deposit Certificate for the debentures, and (iv) "Bankers Acceptance Rate" (acceptance rate of Canadian banks), for  Labatt Brewing Company Limited in Canada. The Company's policy is to executed hedging transations to exchange foreign currency exposure to local currency exposure for all borrowings.

Contract clauses (covenants)

The Company´s loans are equally ranked in terms of payment rights (i.e. are subject to pari passu clauses), without any subordination. In relation to collaterals, except for the FINAME lines with BNDES, where collateral is provided (these cases are pledged refrigerators purchased with the credit granted), the remaining loans and financing contracted by the Company, which provide some type of guarantee, establish only the rendering of a personal guarantee. Further, loan agreements are subject to certain covenants such as:

• restrictions applicable to the entering into M&A transactions and disposal of own assets;

• new financing transactions may not establish secured guarantees, except in specific cases, such as: (i) loans contracted with financial institutions linked to the Brazilian government - including the BNDES or foreign governments.

In case of an event of default, the Company is granted a grace period to remedy such default, except for events linked to lack of payment by the Company.

Additionally, all agreements entered into with the BNDES are subject to certain “provisions applicable to agreements entered into with the BNDES” (“Provisions”). Such Provisions require borrowers, such as the Company, to obtain the prior consent of BNDES if they, for instance: (i) raise new loans (except for loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any item of their fixed assets (except as provided for in the Provisions).

As of June 30, 2011, the Company was in compliance with all its contractual obligations for its loans and financings.

15

10. PROVISIONS

	Restructuring	Lawsuits tax, labor, civil and others	Total
Balance at December 31.2010	18,111	620,958	639,069
Effect of changes in foreign exchange rates	(584)	(7,052)	(7,636)
Provisions made	-	170,814	170,814
Provisions used	(8,904)	(101,886)	(110,790)
Provisions reversed	-	(77,750)	(77,750)
Other movments	-	25,967	25,967
Balance at June 30.2011	8,623	631,051	639,674

	06/30/2011
Balance sheet disclousure	Restructuring	Lawsuits tax, labor, civil and others	Total
Current	5,636	111,996	117,632
Non current	2,987	519,055	522,042
Total	8,623	631,051	639,674

			12/31/2010
Balance sheet disclousure	Restructuring	Lawsuits tax, labor, civil and others	Total
Current	13,246	89,750	102,996
Non current	4,865	531,208	536,073
Total	18,111	620,958	639,069

Provision for lawsuits tax, labor, civil and others mainly comprises, as follows:

Main lawsuits with probable likelihood of loss:

ICMS, IPI, PIS and COFINS

The Company and its subsidiaries in Brazil are involved in several administrative and judicial proceedings related to ICMS, IPI, PIS and COFNIS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment. The provisions for these taxes at June 30, 2011 totaled R$205,307 (R$175,450 on December 31, 2010).

Labor

The Company and its subsidiaries are involved in approximately 4,340 labor proceedings with former employees or former employees of service providers. The main issues relate to overtime and related effects and respective charges. The provisions for labor contingencies at June 30, 2011 totaled R$204,366 (R$224,261 on December 31, 2010).

16

Other lawsuits

The Company is involved in several lawsuits brought by former distributors which are mainly claiming damages resulting from the termination of their contracts.

Lawsuits with possible likelihood of loss are disclosed in note 21 - Contingencies.

The provisions are expected at June 30, 2011 to be settled as follows:

	Total	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring
Non-current restruturing	8,623	5,636	2,987	-	-
Total	8,623	5,636	2,987	-	-

Lawsuits tax, labor, civil and others
Civil	58,301	3,861	10,888	21,776	21,776
Taxes on sales	205,307	44,391	32,184	64,366	64,366
Income tax	103,499	13,111	18,078	36,155	36,155
Labor	204,366	42,428	32,388	64,775	64,775
National Institute for Social Security	17,383	3,735	2,730	5,459	5,459
Other	42,195	4,470	7,545	15,090	15,090
Total	631,051	111,996	103,813	207,621	207,621

The expected settlement was based on management´s best estimate at the balance sheet date.

11. CHANGES IN EQUITY

(a) Capital stock

Outstanding shares
(in thousand of shares)			06/30/2011	12/31/2010

	Preferred	Common	Total	Total
At the end of the previous year	1,360,472	1,743,889	3,104,361	3,084,940
Changes during the period	449	-	449	19,421
	1,360,921	1,743,889	3,104,810	3,104,361

Treasury shares
(in thousand of shares)			06/30/2011	12/31/2010
	Preferred	Common	Total	Total
At the end of the previous year	608	524	1,132	2,760
Changes during the period	(385)	(99)	(484)	(1,628)
	223	425	648	1,132

The Common shares have the right to vote at shareholder meetings. The Preferred shares are non-voting (except when established in law), but have priority in the return of capital in the event of liquidation and are entitled to a dividend premium of 10% over the amount paid to the Common shareholders. Under our by-laws, we are required to distribute to shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 35% of our net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev’s financial situation. The mandatory dividend includes amounts paid as Interest on shareholders’ equity.

17

At June 30, 2011, the Company’s capital was R$7,770,554 (R$7,613,780 at December 31, 2010).

Changes in equity during  2011

A capital increase of R$20,568 was  approved and ratified, pursuant  to  Article 9 of  its  Bylaws, and  Article  168  of Law No. 6,404/76, as  amended on March 28, 2011through the issuance  of  448,000  preferred shares, without right of preference,  pursuant  to  §  3  of article 171 of  Law No. 6,404/76  and  the statutes of the Company's present Stock Option Plan. These were fully subscribed by the beneficiaries  of the options granted under  the Company’s First Option Share Program for 2011. Thus,  the  Company’s capital increased from R$7,613,780 to R$7,634,348  represented by 3,104,809  thousand shares,  of which 1,743,889 thousand are Common shares  and  are 1,360,920  thousand Preferred shares, with no par value.

The Extraordinary General Meeting held on April 29, 2011, approved the following increase in capital of R$136,206, increasing the share capital of R$ 7,634,348 for R$ 7,770,554, corresponding to 30% of the capitalization of tax benefit realized by the Company with the partial amortization of the special reserve of goodwill in fiscal year 2010, without issuing new share.

Changes in equity during 2010

On September 27,  2010, the share capital was increased by R$246,376 through the subscription of 2,835 thousand Common shares and 4.660 thousand newly issued Preferred shares as determined  by the Extraordinary General Meeting of April, 28, 2010.

This capital increase resulted in a premium of R$8,335, as a consequence of the public subscription of non-controlling interests in auction, which was appropriated to a share premium reserve.

The Extraordinary General Meeting held on April 28, 2010, approved the following changes to capital:

Increase in the Company's capital of R$374,728 by issuing 8,080 thousand Common shares and 3,845 thousand Preferred shares in favor of Interbrew International BV and AmBrew S.A., the Company’s controlling shareholders, corresponding to 70% of the tax benefit realized by the Company upon the partial amortization of the special reserve of goodwill in 2009.

18

Increase in the Company's capital of R$160,598, corresponding to 30% of the tax benefit realized by the Company upon the partial amortization of the special reserve of goodwill in 2009, without issuing new shares.

(b) Authorized capital

The Company is authorized to increase its capital stock up to 3,500,000 thousand shares, regardless of by-law amendment, upon the Board of Directors’ resolution, which may rule on the payment terms and conditions, characteristics of shares to be issued and issuance price, and also establish whether the capital stock shall be increased by means of public or private subscription.

(c) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the Company’s shareholders equity (as adjusted) multiplied by the long-term interest rate (TJLP). The TJLP is the long-term interest rate defined by the Central Bank and used as reference in long-term loans provided by the BNDES.

Events during  2011:

Event	Approval	Type	Date of payment	Type of share	Ammount per share	Total amount (in thousand of reais)
RCA	2/28/2011	Dividends	3/22/2011	Common	0.5600	976,280
RCA	2/28/2011	Dividends	3/22/2011	Preferred	0.6160	837,594
RCA	6/27/2011	Dividends	8/5/2011	Common	0.1400	244,085
RCA	6/27/2011	Dividends	8/5/2011	Preferred	0.1540	209,547
						2,267,506

RCA	6/27/2011	Interest on shareholder's equity	8/5/2011	Common	0.2500	435,866
RCA	6/27/2011	Interest on shareholder's equity	8/5/2011	Preferred	0.2750	374,193
						810,059	(i)

(i) The amount of interst on shareholders equity refers to the total amount approved for distribution in the period, of which R$72,126 were accrued in fiscal year of 2010.

19

Events during 2010:

Event	Approval	Type	Date of payment	Type of share	Ammount per share	Total amount (in thousand of reais)
RCA	3/1/2010	Dividends	4/1/2011	Common	1.1000	381,121
RCA	3/1/2010	Dividends	4/1/2011	Preferred	1.2100	326,654
RCA	9/27/2010	Dividends	10/14/2010	Common	2.1600	753,116
RCA	9/27/2010	Dividends	10/14/2010	Preferred	2.3760	646,109
RCA	10/27/2010	Dividends	12/15/2010	Common	2.8000	976,275
RCA	10/27/2010	Dividends	12/15/2010	Preferred	3.0800	837,638
						3,920,913

RCA	3/1/2010	Interest on shareholder's equity	4/1/2011	Common	0.4500	155,913
RCA	3/1/2010	Interest on shareholder's equity	4/1/2011	Preferred	0.4950	133,631
RCA	9/27/2010	Interest on shareholder's equity	10/14/2010	Common	0.9300	324,261
RCA	9/27/2010	Interest on shareholder's equity	10/14/2010	Preferred	1.0230	278,186
RCA	10/27/2010	Interest on shareholder's equity	12/15/2010	Common	0.3000	104,601
RCA	10/27/2010	Interest on shareholder's equity	12/15/2010	Preferred	0.3300	89,747
						1,086,339

Interest on shareholder´s equity and dividends not claimed within three years revert back to the Company. During 2011, the Company not recognized related to unclaimed interest on shareholders’ equity and dividends (R$6,293 at December 31, 2010).

(d) Hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (note 19).

(e) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations.

(f) Actuarial gains and losses

The actuarial gains and losses include the expectation of future obligations of the retirement plans, consequently, the results of actuarial gains and losses are recognized on a timely basis considering best estimate obtained by management. Thus, the Company recognizes quarterly the results on these estimates of the gains and losses, according to the expectations presented based on an independent actuarial report.

(g) Share-based payment

Various Stock Option Plans permit the Company’s senior management and members of the board to acquire shares of the Company. Ambev adopted IFRS Share-based Payment for all programs granted after November 7, 2002.

20

The share-based payment reserve recorded a charge of R$56,729 and R$53,395 at June 30, 2011 and 2010, respectively (see note 18).

(h) Treasury shares

The treasury shares comprise reacquired shares held by the Company. The gains and losses related to Stock Option Plans transactions and resale of treasury shares are recorded in the “Result on treasury shares” reserve.

Change in treasury shares in thousand of Brazilian Reais, for the periods ended	06/30/2011	12/31/2010

At the begining of the period	(4,429)	(47,729)
Shares reacquired in accordance with the stock option plan	(4,225)	(3,015)
Shared-based payments - transfer	11,233	27,221
Shares - FINOR	(2,988)	-
Shares plans	380	19,094
At the end of the period	(29)	(4,429)

(i) Tax incentives

Tax incentives which are expected to benefit net income in the year ending on December 31, 2011 and which will not be distributable as dividends, are as follows:

(Expressed in thousand of Brazilian Reais)
	06/30/2011	06/30/2010

ICMS (Brazilian State value added)	187,458	171,728
Income tax	224,068	76,988
	411,526	248,716

12. SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. Ambev operates its business through three zones. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, Ambev management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources. These measures are reconciled to segment profit in the tables presented (figures may not add up due to rounding).

The information is presented in million of Reais, except that the volume is in million of hectoliters.

21

(a) Reportable segments - Six-month period ended:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
(Expressed in thousand of Brazilian Reais)	06/30/2011	06/30/2010	06/30/2011	06/30/2010	06/30/2011	06/30/2010	06/30/2011	06/30/2010

Volume	55,623	56,365	16,294	15,965	5,061	5,493	76,978	77,823

Net sales	8,723,487	8,199,314	1,983,438	1,767,973	1,666,819	1,832,508	12,373,744	11,799,795
Cost of sales	(2,830,502)	(2,648,933)	(783,323)	(696,366)	(511,868)	(592,746)	(4,125,693)	(3,938,045)
Gross profit	5,892,985	5,550,381	1,200,115	1,071,607	1,154,951	1,239,762	8,248,051	7,861,750
Sales and marketing expenses	(2,106,158)	(1,988,275)	(383,471)	(336,393)	(535,016)	(560,887)	(3,024,645)	(2,885,555)
Administrative expenses	(398,362)	(492,624)	(67,345)	(61,629)	(66,534)	(82,325)	(532,241)	(636,578)
Other operating income/(expenses)	297,202	214,585	(6,915)	(4,639)	6,515	1,144	296,802	211,090
Normalized income from operations (normalized EBIT)	3,685,667	3,284,067	742,384	668,946	559,916	597,694	4,987,967	4,550,707
Special items	-	(2,815)	(5,292)	(10,317)	-	(68,511)	(5,292)	(81,643)
Income from operations (EBIT)	3,685,667	3,281,252	737,092	658,629	559,916	529,183	4,982,675	4,469,064
Net finance cost	8,192	(208,041)	(14,078)	(51,446)	(64,957)	(32,637)	(70,843)	(292,124)
Share of result of associates	-	-	96	(58)	13	11	109	(47)
Income before income tax	3,693,859	3,073,211	723,110	607,125	494,972	496,557	4,911,941	4,176,893
Income tax expense	(596,399)	(657,658)	(201,867)	(188,458)	(161,940)	(151,992)	(960,206)	(998,108)
Net income	3,097,460	2,415,553	521,243	418,667	333,032	344,565	3,951,735	3,178,785

Attributed to:
Equity holders of Ambev	3,101,080	2,434,088	487,128	381,784	333,032	344,565	3,921,240	3,160,437
Non-controlling interests	(3,620)	(18,535)	34,115	36,883	-	-	30,495	18,348

Normalized EBITDA	4,163,144	3,734,957	880,027	806,879	638,963	687,553	5,682,134	5,229,389
Special items	-	(2,815)	(5,292)	(10,317)	-	(68,511)	(5,292)	(81,643)
Depreciation, amortization and impairment	(477,477)	(450,890)	(137,643)	(137,933)	(79,047)	(89,859)	(694,167)	(678,682)
Net finance costs	8,192	(208,041)	(14,078)	(51,446)	(64,957)	(32,637)	(70,843)	(292,124)
Share of results of associates	-	-	96	(58)	13	11	109	(47)
Income tax expense	(596,399)	(657,658)	(201,867)	(188,458)	(161,940)	(151,992)	(960,206)	(998,108)
Net income	3,097,460	2,415,553	521,243	418,667	333,032	344,565	3,951,735	3,178,785
	-	-	-	-	-	-	-	-
Normalized EBITDA margin in %	47.7%	45.6%	44.4%	45.6%	38.3%	37.5%	45.9%	44.3%

Acquisition of property, plant and equipment	1,464,825	639,147	139,481	72,995	51,676	47,780	1,655,982	759,922
Additions to / (reversals of) provisions	84,669	92,675	1,044	2,594	7,807	21,389	93,520	116,658
Full time employee	31,979	30,719	7,756	7,793	4,538	2,980	44,273	41,492

	06/30/2011	12/31/2010	06/30/2011	12/31/2010	06/30/2011	12/31/2010	06/30/2011	12/31/2010

Segment assets	12,952,872	12,268,650	4,804,961	4,849,633	17,048,405	17,033,636	34,806,238	34,151,919
Intersegment elimination							(775,709)	(479,158)
Non-segmented assets							7,812,315	9,005,539
Total assets							41,842,844	42,678,300

Segment liabilities	8,337,330	7,778,256	1,020,158	1,141,553	1,762,212	1,648,646	11,119,700	10,568,455
Intersegment elimination							(775,709)	(479,158)
Non-segmented liabilities							31,498,853	32,589,003
Total liabilities							41,842,844	42,678,300

 (i) Latin America – North: includes operations in Brazil and Hila-ex: Ecuador, Guatemala, Dominican Republic and Peru.

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

22

(b) Additional information – by business unit – Six-month period ended:

	Latin America - north
(Expressed in thousand of Brazilian Reais)	06/30/2011			06/30/2010
	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	40,303	15,320	55,623	40,857	15,508	56,365

Net sales	7,281,627	1,441,860	8,723,487	6,730,418	1,468,896	8,199,314
Cost of sales	(2,121,678)	(708,824)	(2,830,502)	(1,951,692)	(697,241)	(2,648,933)
Gross profit	5,159,949	733,036	5,892,985	4,778,726	771,655	5,550,381
Sales and marketing expenses	(1,802,046)	(304,112)	(2,106,158)	(1,687,410)	(300,865)	(1,988,275)
Administrative expenses	(352,149)	(46,213)	(398,362)	(430,175)	(62,449)	(492,624)
Other operating income/(expenses)	231,773	65,429	297,202	172,428	42,157	214,585
Normalized income from operations (normalized EBIT)	3,237,527	448,140	3,685,667	2,833,569	450,498	3,284,067
Special items	-	-	-	(2,796)	(19)	(2,815)
Income from operations (EBIT)	3,237,527	448,140	3,685,667	2,830,773	450,479	3,281,252
Net finance cost	8,192	-	8,192	(208,041)	-	(208,041)
Share of result of associates	-	-	-	-	-	-
Income before income tax	3,245,719	448,140	3,693,859	2,622,732	450,479	3,073,211
Income tax expense	(596,399)	-	(596,399)	(657,658)	-	(657,658)
Net income	2,649,320	448,140	3,097,460	1,965,074	450,479	2,415,553

Attributed to:
Equity holders of Ambev	2,652,940	448,140	3,101,080	1,979,306	454,782	2,434,088
Non-controlling interests	(3,620)	-	(3,620)	(14,232)	(4,303)	(18,535)

Normalized EBITDA	3,597,557	565,587	4,163,144	3,175,374	559,583	3,734,957
Special items	-	-	-	(2,796)	(19)	(2,815)
Depreciation, amortization and impairment	(360,030)	(117,447)	(477,477)	(341,805)	(109,085)	(450,890)
Net finance costs	8,192	-	8,192	(208,041)	-	(208,041)
Share of results of associates	-	-	-	-	-	-
Income tax expense	(596,399)	-	(596,399)	(657,658)	-	(657,658)
Net income	2,649,320	448,140	3,097,460	1,965,074	450,479	2,415,553

Normalized EBITDA margin in %	49.4%	39.2%	47.7%	47.2%	38.1%	45.6%

	Brazil
	06/30/2011			06/30/2010
(Expressed in thousand of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	39,198	13,294	52,492	39,642	13,563	53,205

Net sales	7,157,324	1,329,869	8,487,193	6,578,816	1,327,323	7,906,139
Cost of sales	(2,068,076)	(607,894)	(2,675,970)	(1,862,560)	(596,623)	(2,459,183)
Gross profit	5,089,248	721,975	5,811,223	4,716,256	730,700	5,446,956
Sales and marketing expenses	(1,737,382)	(256,458)	(1,993,840)	(1,591,897)	(248,524)	(1,840,421)
Administrative expenses	(349,445)	(27,849)	(377,294)	(410,401)	(44,032)	(454,433)
Other operating income/(expenses)	232,427	64,137	296,564	171,898	41,793	213,691
Normalized income from operations (normalized EBIT)	3,234,848	501,805	3,736,653	2,885,856	479,937	3,365,793
Special items	-	-	-	(2,796)	(19)	(2,815)
Income from operations (EBIT)	3,234,848	501,805	3,736,653	2,883,060	479,918	3,362,978
Net finance cost	12,676	-	12,676	(185,611)	-	(185,611)
Share of result of associates	-	-	-	-	-	-
Income before income tax	3,247,524	501,805	3,749,329	2,697,449	479,918	3,177,367
Income tax expense	(591,945)	-	(591,945)	(664,576)	-	(664,576)
Net income	2,655,579	501,805	3,157,384	2,032,873	479,918	2,512,791

Attributed to:
Equity holders of Ambev	2,654,832	501,805	3,156,637	2,032,501	479,918	2,512,419
Non-controlling interests	747	-	747	372	-	372

Normalized EBITDA	3,581,591	605,319	4,186,910	3,206,825	574,407	3,781,232
Special items	-	-	-	(2,796)	(19)	(2,815)
Depreciation, amortization and impairment	(346,743)	(103,514)	(450,257)	(320,969)	(94,470)	(415,439)
Net finance costs	12,676	-	12,676	(185,611)	-	(185,611)
Share of results of associates	-	-	-	-	-	-
Income tax expense	(591,945)	-	(591,945)	(664,576)	-	(664,576)
Net income	2,655,579	501,805	3,157,384	2,032,873	479,918	2,512,791

Normalized EBITDA margin in %	50.0%	45.5%	49.3%	48.7%	43.3%	47.8%

23

	HILA-Ex
	06/30/2011			06/30/2010
(Expressed in thousand of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	1,105	2,026	3,131	1,215	1,945	3,160

Net sales	124,303	111,991	236,294	151,602	141,573	293,175
Cost of sales	(53,602)	(100,930)	(154,532)	(89,132)	(100,618)	(189,750)
Gross profit	70,701	11,061	81,762	62,470	40,955	103,425
Sales and marketing expenses	(64,664)	(47,654)	(112,318)	(95,513)	(52,341)	(147,854)
Administrative expenses	(2,704)	(18,364)	(21,068)	(19,774)	(18,417)	(38,191)
Other operating income/(expenses)	(654)	1,292	638	530	364	894
Normalized income from operations (normalized EBIT)	2,679	(53,665)	(50,986)	(52,287)	(29,439)	(81,726)
Special items	-	-	-	-	-	-
Income from operations (EBIT)	2,679	(53,665)	(50,986)	(52,287)	(29,439)	(81,726)
Net finance cost	(4,484)	-	(4,484)	(22,430)	-	(22,430)
Share of result of associates	-	-	-	-	-	-
Income before income tax	(1,805)	(53,665)	(55,470)	(74,717)	(29,439)	(104,156)
Income tax expense	(4,454)	-	(4,454)	6,918	-	6,918
Net income	(6,259)	(53,665)	(59,924)	(67,799)	(29,439)	(97,238)

Attributed to:
Equity holders of Ambev	(1,892)	(53,665)	(55,557)	(53,195)	(25,136)	(78,331)
Non-controlling interests	(4,367)	-	(4,367)	(14,604)	(4,303)	(18,907)

Normalized EBITDA	15,966	(39,732)	(23,766)	(31,451)	(14,824)	(46,275)
Special items	-	-	-	-	-	-
Depreciation, amortization and impairment	(13,287)	(13,933)	(27,220)	(20,836)	(14,615)	(35,451)
Net finance costs	(4,484)	-	(4,484)	(22,430)	-	(22,430)
Share of results of associates	-	-	-	-	-	-
Income tax expense	(4,454)	-	(4,454)	6,918	-	6,918
Net income	(6,259)	(53,665)	(59,924)	(67,799)	(29,439)	(97,238)

Normalized EBITDA margin in %	12.8%	-35.5%	-10.1%	-20.7%	-10.5%	-15.8%

	Latin America - south
	06/30/2011			06/30/2010
(Expressed in thousand of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	10,205	6,089	16,294	9,833	6,132	15,965

Net sales	1,457,748	525,690	1,983,438	1,299,042	468,931	1,767,973
Cost of sales	(452,300)	(331,023)	(783,323)	(406,328)	(290,038)	(696,366)
Gross profit	1,005,448	194,667	1,200,115	892,714	178,893	1,071,607
Sales and marketing expenses	(260,634)	(122,837)	(383,471)	(222,914)	(113,479)	(336,393)
Administrative expenses	(61,374)	(5,971)	(67,345)	(55,955)	(5,674)	(61,629)
Other operating income/(expenses)	(9,545)	2,630	(6,915)	(5,048)	409	(4,639)
Normalized income from operations (normalized EBIT)	673,895	68,489	742,384	608,797	60,149	668,946
Special items	(5,292)	-	(5,292)	(10,317)	-	(10,317)
Income from operations (EBIT)	668,603	68,489	737,092	598,480	60,149	658,629
Net finance cost	(13,710)	(368)	(14,078)	(51,490)	44	(51,446)
Share of result of associates	96	-	96	(58)	-	(58)
Income before income tax	654,989	68,121	723,110	546,932	60,193	607,125
Income tax expense	(200,943)	(924)	(201,867)	(188,458)	-	(188,458)
Net income	454,046	67,197	521,243	358,474	60,193	418,667

Attributed to:
Equity holders of Ambev	419,941	67,187	487,128	321,701	60,083	381,784
Non-controlling interests	34,105	10	34,115	36,773	110	36,883

Normalized EBITDA	782,774	97,253	880,027	716,055	90,824	806,879
Special items	(5,292)	-	(5,292)	(10,317)	-	(10,317)
Depreciation, amortization and impairment	(108,879)	(28,764)	(137,643)	(107,258)	(30,675)	(137,933)
Net finance costs	(13,710)	(368)	(14,078)	(51,490)	44	(51,446)
Share of results of associates	96	-	96	(58)	-	(58)
Income tax expense	(200,943)	(924)	(201,867)	(188,458)	-	(188,458)
Net income	454,046	67,197	521,243	358,474	60,193	418,667

Normalized EBITDA margin in %	53.7%	18.5%	44.4%	55.1%	19.4%	45.6%

24

	Canadá
	06/30/2011		06/30/2010
(Expressed in thousand of Brazilian Reais)	Beer	Total	Beer	Total

Volume	5,061	5,061	5,493	5,493

Net sales	1,666,819	1,666,819	1,832,508	1,832,508
Cost of sales	(511,868)	(511,868)	(592,746)	(592,746)
Gross profit	1,154,951	1,154,951	1,239,762	1,239,762
Sales and marketing expenses	(535,016)	(535,016)	(560,887)	(560,887)
Administrative expenses	(66,534)	(66,534)	(82,325)	(82,325)
Other operating income/(expenses)	6,515	6,515	1,144	1,144
Normalized income from operations (normalized EBIT)	559,916	559,916	597,694	597,694
Special items	-	-	(68,511)	(68,511)
Income from operations (EBIT)	559,916	559,916	529,183	529,183
Net finance cost	(64,957)	(64,957)	(32,637)	(32,637)
Share of result of associates	13	13	11	11
Income before income tax	494,972	494,972	496,557	496,557
Income tax expense	(161,940)	(161,940)	(151,992)	(151,992)
Net income	333,032	333,032	344,565	344,565

Attributed to:
Equity holders of Ambev	333,032	333,032	344,565	344,565
Non-controlling interests	-	-	-	-

Normalized EBITDA	638,963	638,963	687,553	687,553
Special items	-	-	(68,511)	(68,511)
Depreciation, amortization and impairment	(79,047)	(79,047)	(89,859)	(89,859)
Net finance costs	(64,957)	(64,957)	(32,637)	(32,637)
Share of results of associates	13	13	11	11
Income tax expense	(161,940)	(161,940)	(151,992)	(151,992)
Net income	333,032	333,032	344,565	344,565

Normalized EBITDA margin in %	38.3%	38.3%	37.5%	37.5%

(c) Reportable segments - Three-month period ended:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
(Expressed in thousand of Brazilian Reais)	06/30/2011	06/30/2010	06/30/2011	06/30/2010	06/30/2011	06/30/2010	06/30/2011	06/30/2010

Volume	26,504	26,938	6,760	6,772	2,917	3,187	36,182	36,896

Net sales	4,004,362	3,865,449	824,492	723,904	982,792	1,089,020	5,811,646	5,678,373
Cost of sales	(1,368,158)	(1,292,519)	(357,733)	(314,956)	(292,713)	(331,545)	(2,018,604)	(1,939,020)
Gross profit	2,636,204	2,572,930	466,759	408,948	690,079	757,475	3,793,042	3,739,353
Sales and marketing expenses	(1,047,220)	(1,005,436)	(170,264)	(152,990)	(293,332)	(303,570)	(1,510,816)	(1,461,996)
Administrative expenses	(149,993)	(242,541)	(32,379)	(28,879)	(27,225)	(37,899)	(209,597)	(309,319)
Other operating income/(expenses)	159,608	112,082	(2,388)	3,177	4,271	1,882	161,491	117,141
Normalized income from operations (normalized EBIT)	1,598,599	1,437,035	261,728	230,256	373,793	417,888	2,234,120	2,085,179
Special items	-	(598)	(4,754)	(4,284)	-	(10,342)	(4,754)	(15,224)
Income from operations (EBIT)	1,598,599	1,436,437	256,974	225,972	373,793	407,546	2,229,366	2,069,955
Net finance cost	2,799	(84,331)	6,680	(6,651)	(34,833)	(14,506)	(25,354)	(105,488)
Share of result of associates	-	-	96	1	(73)	(61)	23	(60)
Income before income tax	1,601,398	1,352,106	263,750	219,322	338,887	392,979	2,204,035	1,964,407
Income tax expense	(176,570)	(255,259)	(67,718)	(62,526)	(114,052)	(118,731)	(358,340)	(436,516)
Net income	1,424,828	1,096,847	196,032	156,796	224,835	274,248	1,845,695	1,527,891

Attributed to:
Equity holders of Ambev	1,425,934	1,094,687	181,797	141,306	224,835	274,248	1,832,566	1,510,241
Non-controlling interests	(1,106)	2,160	14,235	15,490	-	-	13,129	17,650

Normalized EBITDA	1,840,921	1,659,605	328,138	300,201	414,568	463,045	2,583,627	2,422,851
Special items	-	(598)	(4,754)	(4,284)	-	(10,342)	(4,754)	(15,224)
Depreciation, amortization and impairment	(242,322)	(222,570)	(66,410)	(69,945)	(40,775)	(45,157)	(349,507)	(337,672)
Net finance costs	2,799	(84,331)	6,680	(6,651)	(34,833)	(14,506)	(25,354)	(105,488)
Share of results of associates	-	-	96	1	(73)	(61)	23	(60)
Income tax expense	(176,570)	(255,259)	(67,718)	(62,526)	(114,052)	(118,731)	(358,340)	(436,516)
Net income	1,424,828	1,096,847	196,032	156,796	224,835	274,248	1,845,695	1,527,891
	-	-	-	-	-	-	-	-
Normalized EBITDA margin in %	46.0%	42.9%	39.8%	41.5%	42.2%	42.5%	44.5%	42.7%

Acquisition of property, plant and equipment	909,240	458,544	96,978	50,164	38,610	28,013	1,044,828	536,721
Additions to / (reversals of) provisions	60,238	51,515	338	1,303	8,303	9,343	68,879	62,161
Full time employee	31,979	30,719	7,756	7,793	4,538	2,980	44,273	41,492

25

(d) Additional information – by business unit – Three-month period ended:

	Latin America - north
(Expressed in thousand of Brazilian Reais)	06/30/2011			06/30/2010
	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	19,013	7,491	26,504	19,550	7,388	26,938

Net sales	3,322,504	681,858	4,004,362	3,163,369	702,080	3,865,449
Cost of sales	(1,001,331)	(366,827)	(1,368,158)	(948,978)	(343,541)	(1,292,519)
Gross profit	2,321,173	315,031	2,636,204	2,214,391	358,539	2,572,930
Sales and marketing expenses	(913,928)	(133,292)	(1,047,220)	(867,542)	(137,894)	(1,005,436)
Administrative expenses	(130,146)	(19,847)	(149,993)	(210,451)	(32,090)	(242,541)
Other operating income/(expenses)	121,348	38,260	159,608	88,147	23,935	112,082
Normalized income from operations (normalized EBIT)	1,398,447	200,152	1,598,599	1,224,545	212,490	1,437,035
Special items	-	-	-	(587)	(11)	(598)
Income from operations (EBIT)	1,398,447	200,152	1,598,599	1,223,958	212,479	1,436,437
Net finance cost	2,799	-	2,799	(84,331)	-	(84,331)
Share of result of associates	-	-	-	-	-	-
Income before income tax	1,401,246	200,152	1,601,398	1,139,627	212,479	1,352,106
Income tax expense	(176,570)	-	(176,570)	(255,259)	-	(255,259)
Net income	1,224,676	200,152	1,424,828	884,368	212,479	1,096,847

Attributed to:
Equity holders of Ambev	1,225,782	200,152	1,425,934	879,978	214,709	1,094,687
Non-controlling interests	(1,106)	-	(1,106)	4,390	(2,230)	2,160

Normalized EBITDA	1,579,188	261,733	1,840,921	1,393,413	266,192	1,659,605
Special items	-	-	-	(587)	(11)	(598)
Depreciation, amortization and impairment	(180,741)	(61,581)	(242,322)	(168,868)	(53,702)	(222,570)
Net finance costs	2,799	-	2,799	(84,331)	-	(84,331)
Share of results of associates	-	-	-	-	-	-
Income tax expense	(176,570)	-	(176,570)	(255,259)	-	(255,259)
Net income	1,224,676	200,152	1,424,828	884,368	212,479	1,096,847

Normalized EBITDA margin in %	47.5%	38.4%	46.0%	44.0%	37.9%	42.9%

	Brazil
	06/30/2011			06/30/2010
(Expressed in thousand of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	18,436	6,537	24,973	18,920	6,452	25,373

Net sales	3,261,899	629,573	3,891,472	3,097,032	633,319	3,730,351
Cost of sales	(981,094)	(316,189)	(1,297,283)	(907,790)	(294,063)	(1,201,853)
Gross profit	2,280,805	313,384	2,594,189	2,189,242	339,256	2,528,498
Sales and marketing expenses	(880,986)	(108,934)	(989,920)	(825,144)	(112,046)	(937,190)
Administrative expenses	(133,430)	(8,980)	(142,410)	(201,938)	(23,467)	(225,405)
Other operating income/(expenses)	122,045	37,647	159,692	87,532	23,661	111,193
Normalized income from operations (normalized EBIT)	1,388,434	233,117	1,621,551	1,249,692	227,404	1,477,096
Special items	-	-	-	(587)	(11)	(598)
Income from operations (EBIT)	1,388,434	233,117	1,621,551	1,249,105	227,393	1,476,498
Net finance cost	4,647	-	4,647	(93,192)	-	(93,192)
Share of result of associates	-	-	-	-	-	-
Income before income tax	1,393,081	233,117	1,626,198	1,155,913	227,393	1,383,306
Income tax expense	(175,937)	-	(175,937)	(264,858)	-	(264,858)
Net income	1,217,144	233,117	1,450,261	891,055	227,393	1,118,448

Attributed to:
Equity holders of Ambev	1,216,800	233,117	1,449,917	890,574	227,393	1,117,967
Non-controlling interests	344	-	344	481	-	481

Normalized EBITDA	1,562,953	287,453	1,850,406	1,409,076	273,978	1,683,054
Special items	-	-	-	(587)	(11)	(598)
Depreciation, amortization and impairment	(174,519)	(54,336)	(228,855)	(159,384)	(46,574)	(205,958)
Net finance costs	4,647	-	4,647	(93,192)	-	(93,192)
Share of results of associates	-	-	-	-	-	-
Income tax expense	(175,937)	-	(175,937)	(264,858)	-	(264,858)
Net income	1,217,144	233,117	1,450,261	891,055	227,393	1,118,448

Normalized EBITDA margin in %	47.9%	45.7%	47.6%	45.5%	43.3%	45.1%

26

	HILA-Ex
	06/30/2011			06/30/2010
(Expressed in thousand of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	577	955	1,532	630	935	1,565

Net sales	60,605	52,285	112,890	66,337	68,761	135,098
Cost of sales	(20,237)	(50,638)	(70,875)	(41,188)	(49,478)	(90,666)
Gross profit	40,368	1,647	42,015	25,149	19,283	44,432
Sales and marketing expenses	(32,942)	(24,358)	(57,300)	(42,398)	(25,848)	(68,246)
Administrative expenses	3,284	(10,867)	(7,583)	(8,513)	(8,623)	(17,136)
Other operating income/(expenses)	(697)	613	(84)	615	274	889
Normalized income from operations (normalized EBIT)	10,013	(32,965)	(22,952)	(25,147)	(14,914)	(40,061)
Special items	-	-	-	-	-	-
Income from operations (EBIT)	10,013	(32,965)	(22,952)	(25,147)	(14,914)	(40,061)
Net finance cost	(1,848)	-	(1,848)	8,861	-	8,861
Share of result of associates	-	-	-	-	-	-
Income before income tax	8,165	(32,965)	(24,800)	(16,286)	(14,914)	(31,200)
Income tax expense	(633)	-	(633)	9,599	-	9,599
Net income	7,532	(32,965)	(25,433)	(6,687)	(14,914)	(21,601)

Attributed to:
Equity holders of Ambev	8,982	(32,965)	(23,983)	(10,596)	(12,684)	(23,280)
Non-controlling interests	(1,450)	-	(1,450)	3,909	(2,230)	1,679

Normalized EBITDA	16,235	(25,720)	(9,485)	(15,663)	(7,786)	(23,449)
Special items	-	-	-	-	-	-
Depreciation, amortization and impairment	(6,222)	(7,245)	(13,467)	(9,484)	(7,128)	(16,612)
Net finance costs	(1,848)	-	(1,848)	8,861	-	8,861
Share of results of associates	-	-	-	-	-	-
Income tax expense	(633)	-	(633)	9,599	-	9,599
Net income	7,532	(32,965)	(25,433)	(6,687)	(14,914)	(21,601)

Normalized EBITDA margin in %	26.8%	-49.2%	-8.4%	-23.6%	-11.3%	-17.4%

	Latin America - south
	06/30/2011			06/30/2010
(Expressed in thousand of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	4,163	2,597	6,760	4,046	2,725	6,772

Net sales	603,332	221,160	824,492	524,463	199,441	723,904
Cost of sales	(212,187)	(145,546)	(357,733)	(184,455)	(130,501)	(314,956)
Gross profit	391,145	75,614	466,759	340,008	68,940	408,948
Sales and marketing expenses	(119,216)	(51,048)	(170,264)	(103,119)	(49,871)	(152,990)
Administrative expenses	(29,103)	(3,276)	(32,379)	(25,033)	(3,846)	(28,879)
Other operating income/(expenses)	(4,823)	2,435	(2,388)	778	2,399	3,177
Normalized income from operations (normalized EBIT)	238,003	23,725	261,728	212,634	17,622	230,256
Special items	(4,754)	-	(4,754)	(4,284)	-	(4,284)
Income from operations (EBIT)	233,249	23,725	256,974	208,350	17,622	225,972
Net finance cost	6,884	(204)	6,680	(6,687)	36	(6,651)
Share of result of associates	96	-	96	1	-	1
Income before income tax	240,229	23,521	263,750	201,664	17,658	219,322
Income tax expense	(67,304)	(414)	(67,718)	(62,526)	-	(62,526)
Net income	172,925	23,107	196,032	139,138	17,658	156,796

Attributed to:
Equity holders of Ambev	158,693	23,104	181,797	123,676	17,630	141,306
Non-controlling interests	14,232	3	14,235	15,462	28	15,490

Normalized EBITDA	290,058	38,080	328,138	267,725	32,476	300,201
Special items	(4,754)	-	(4,754)	(4,284)	-	(4,284)
Depreciation, amortization and impairment	(52,055)	(14,355)	(66,410)	(55,091)	(14,854)	(69,945)
Net finance costs	6,884	(204)	6,680	(6,687)	36	(6,651)
Share of results of associates	96	-	96	1	-	1
Income tax expense	(67,304)	(414)	(67,718)	(62,526)	-	(62,526)
Net income	172,925	23,107	196,032	139,138	17,658	156,796

Normalized EBITDA margin in %	48.1%	17.2%	39.8%	51.0%	16.3%	41.5%

27

	Canadá
	06/30/2011		06/30/2010
(Expressed in thousand of Brazilian Reais)	Beer	Total	Beer	Total

Volume	2,917	2,917	3,187	3,187

Net sales	982,792	982,792	1,089,020	1,089,020
Cost of sales	(292,713)	(292,713)	(331,545)	(331,545)
Gross profit	690,079	690,079	757,475	757,475
Sales and marketing expenses	(293,332)	(293,332)	(303,570)	(303,570)
Administrative expenses	(27,225)	(27,225)	(37,899)	(37,899)
Other operating income/(expenses)	4,271	4,271	1,882	1,882
Normalized income from operations (normalized EBIT)	373,793	373,793	417,888	417,888
Special items	-	-	(10,342)	(10,342)
Income from operations (EBIT)	373,793	373,793	407,546	407,546
Net finance cost	(34,833)	(34,833)	(14,506)	(14,506)
Share of result of associates	(73)	(73)	(61)	(61)
Income before income tax	338,887	338,887	392,979	392,979
Income tax expense	(114,052)	(114,052)	(118,731)	(118,731)
Net income	224,835	224,835	274,248	274,248

Attributed to:
Equity holders of Ambev	224,835	224,835	274,248	274,248
Non-controlling interests	-	-	-	-

Normalized EBITDA	414,568	414,568	463,045	463,045
Special items	-	-	(10,342)	(10,342)
Depreciation, amortization and impairment	(40,775)	(40,775)	(45,157)	(45,157)
Net finance costs	(34,833)	(34,833)	(14,506)	(14,506)
Share of results of associates	(73)	(73)	(61)	(61)
Income tax expense	(114,052)	(114,052)	(118,731)	(118,731)
Net income	224,835	224,835	274,248	274,248

Normalized EBITDA margin in %	42.2%	42.2%	42.5%	42.5%

13. NET SALES

The reconciliation of gross sales to net sales is as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2011	06/30/2010	06/30/2011	06/30/2010

Gross sales	23,846,856	21,701,111	11,391,089	10,474,307
Deductions from gross revenue	(11,473,112)	(9,901,316)	(5,579,443)	(4,795,934)
	12,373,744	11,799,795	5,811,646	5,678,373

Revenue is presented net of taxes, returns, rebates and discounts and net of sales between group companies.

14. OTHER OPERATING INCOME / (EXPENSES)

	Six-month period ended:		Three-month period ended:
	06/30/2011	06/30/2010	06/30/2011	06/30/2010

Government grants	191,318	171,728	92,218	88,615
Tax recovery	2,897	9,056	2,897	2,653
(Additions to )/reversal of provisions	16,264	(9,089)	19,068	(1,128)
Net gain on disposal of property, plant and equipment and intangible assets	5,191	3,543	3,125	5,107
Net rental income	1,994	1,810	1,193	1,000
Net other operating income	79,138	34,042	42,990	20,894
	296,802	211,090	161,491	117,141

28

Government grants are related to ICMS (Brazilian state value added) tax incentives.

15. SPECIAL ITEMS

Special items are those that in management’s judgment need to be disclosed by virtue of their size or incidence.  In determining whether an event or transaction is special, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential for variation of impact on profit or loss.  These items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements.  Transactions which may give rise to special items are principally restructuring activities, impairments, and gains or losses on disposal of assets and investments. The Company considers these items to be significant and accordingly, has excluded these from their segment measure of performance (note 12).

Special items are detailed below:

	Six-month period ended:		Three-month period ended:
	06/30/2011	06/30/2010	06/30/2011	06/30/2010

Restructuring	(5,292)	(31,850)	(4,754)	(14,288)
Labatt Hamilton Brewery closure expenses	-	(47,106)	-	(1,000)
Others	-	(2,687)	-	64
	(5,292)	(81,643)	(4,754)	(15,224)

The restructuring expenses are related to the realignment of the structure and processes in geographical segment of Latin America - South.

In the first quarter of 2010, the Company began shutting down the Hamilton plant which was part of the Labatt operations in anticipation of discontinuing operations by April 30, 2010. As a consequence it recognized an expense of R$(47,106) in the six month period ended June 30,  2010, of which R$(12,558) related to closing activities and R$(34,548) to asset impairments.

29

16. FINANCE COST AND INCOME

Interest expenses are presented net of the effect of interest rate derivative instruments which mitigate Ambev’s interest rate risk (note 19).  The interest expense recognized on hedged financial liabilities and the net interest expense from the related hedging derivative instruments are as follows:

	Six-month period ended:		Three-month period ended:
Finance costs	06/30/2011	06/30/2010	06/30/2011	06/30/2010

Interest expense	(299,847)	(316,296)	(140,867)	(171,810)
Losses on hedging instruments that are not part of a hedge accounting relationship	(154,963)	(61,249)	(83,467)	(18,626)
Interest on tax contingencies	(10,686)	(17,895)	(7,392)	(12,784)
Exchange variation	-	(23,176)	-	24,128
Tax on financial transactions	(21,292)	(20,331)	(9,019)	(9,549)
Bank guarantee expenses	(25,115)	(28,281)	(10,895)	(14,255)
Other financial costs, including bank fees	(32,306)	(20,036)	(18,207)	(9,021)
	(544,209)	(487,264)	(269,847)	(211,917)

	Six-month period ended:		Three-month period ended:
Interest expense	06/30/2011	06/30/2010	06/30/2011	06/30/2010

Financial liabilities measured at amortized cost	(148,266)	(123,816)	(70,724)	(62,221)
Capitalized borrowings	73,499	12,978	43,106	8,872
Fair value hedge - hedged items	(71,644)	(126,005)	(43,431)	(136,837)
Fair value hedge - hedging instruments	(102,748)	(50,828)	(44,935)	31,637
Cash flow hedges – hedged items	(87,503)	(59,684)	(42,806)	(29,806)
Cash flow hedges – hedging instruments (reclassified from equity)	36,815	31,059	17,923	16,545
	(299,847)	(316,296)	(140,867)	(171,810)

Foreign exchange gains and losses are presented net of the effect of foreign exchange derivative instruments designated as hedges. As required by IFRS 7 Financial instruments: disclosures, the interest expense recognized on unhedged or hedged financial liabilities and the net interest expense from the related hedging derivative instruments are as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2011	06/30/2010	06/30/2011	06/30/2010

Fair value hedge - hedged items	107,155	60,932	68,918	60,932
Fair value hedge - hedging instruments	(107,308)	(60,599)	(68,917)	(60,599)
Cash flow hedges – hedged items	(33,810)	(4,810)	(39,113)	(68,927)
Cash flow hedges – hedging instruments (reclassified from equity)	35,646	3,894	40,939	70,144
Others	(1,683)	583	(1,827)	(1,550)

Foreign exchange results from fair value hedges mainly relate to the Bonds 2011 and 2013 hedges (note 19). Cash flow hedge results primarily relate to the hedge of a Brazilian Real loans in Canada.

30

	Six-month period ended:		Three-month period ended:
Finance income	06/30/2011	06/30/2010	06/30/2011	06/30/2010

Interest income	259,262	171,783	148,124	91,379
Net gains on hedging instruments that are not part of a hedge accounting relationship	194,563	6,982	80,178	6,982
Hedge ineffectiveness gains	1,359	-	1,359	-
Exchange variation	13,248	-	12,771	-
Monetary restatement gains/losses	-	9,064	-	4,496
Others	4,934	7,311	2,061	3,572
	473,366	195,140	244,493	106,429

Interest income arises from the following financial assets:

	Six-month period ended:		Three-month period ended:
Interest income	06/30/2011	06/30/2010	06/30/2011	06/30/2010

Cash and cash equivalents	151,310	129,475	85,523	66,018
Investment securities held for trading	47,487	23,240	44,323	10,338
Gains on no derivative instrument (fair value through profit or loss)	60,465	19,068	18,278	15,023
	259,262	171,783	148,124	91,379

17. INCOME TAX AND SOCIAL CONTRIBUTION

 Income taxes reported in the income statement are analyzed as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2011	06/30/2010	06/30/2011	06/30/2010

Income tax expense - current	(684,744)	(837,047)	(102,338)	(402,701)

Deferred tax (expense)/income on temporary differences	(258,966)	(50,726)	(266,876)	6,946
Deferred tax on taxes losses	(16,496)	(110,335)	10,874	(40,761)
Total deferred tax (expense)/income	(275,462)	(161,061)	(256,002)	(33,815)

Total income and expenses	(960,206)	(998,108)	(358,340)	(436,516)

31

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2011	06/30/2010	06/30/2011	06/30/2010

Profit before tax	4,911,941	4,176,893	2,204,035	1,964,407
Adjustment on taxable basis
Non-taxable net financial and other income	(204,133)	(243,063)	(84,710)	(155,740)
Government grants related to sales taxes	(187,458)	(171,728)	(88,358)	(88,615)
Share of results of associates	(109)	47	(23)	60
Hedge results	13,305	4,965	16,022	(3,226)
Expenses not deductible for tax purposes	108,162	93,101	31,080	66,104
	4,641,708	3,860,215	2,078,046	1,782,990
Aggregated weighted nominal tax rate	32.62%	32.87%	32.27%	32.53%
Taxes – nominal rate	(1,514,125)	(1,268,853)	(670,585)	(580,007)
Adjustment on tax expense
Government grants - income taxes	210,944	91,050	133,317	47,997
Deductible interest attributed to shareholders	250,897	204,102	124,318	94,443
Tax savings from goodwill amortization on tax books	60,377	64,240	30,189	32,073
Withholding tax and other income	(39,813)	(57,553)	(12,093)	(31,640)
Non-deductible losses in operations abroad	(15,465)	(14,624)	(6,681)	2,237
Income tax provion reversal	(47,863)	(15,664)	(47,857)	(8,035)
Other tax adjustments	134,842	(806)	91,052	6,416
Income tax and social contribution expense	(960,206)	(998,108)	(358,340)	(436,516)
Effective tax rate	19.55%	23.90%	16.26%	22.22%

The main events that impacted the effective tax rate in 2011 were: (a) increase in government grants on income tax; and (b) higher interest on shareholder’s equity expenses in Brazil.

The Company has been granted income tax incentives by the Brazilian Federal Government to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded in income on an accrual basis and directly impact the effective tax rate.

18. SHARE-BASED PAYMENTS

Since 2005, AmBev has had a plan which is substantially similar to the Share-Based Compensation Plan under which bonuses granted to company employees and management are partially settled in shares.  Under the Share-Based Compensation Plan as modified as of 2010, AmBev issued 1.377 thousand restricted stock units with an estimated fair value of R$63,145.

To encourage the mobility of managers, some options granted in previous years have been modified where the protection characteristics of dividends on such options were canceled and replaced by the issuance of 1,989 options in 2011, representing the economic value of dividend protection feature. As there was no change to the fair value of the original award immediately before the modification and the fair value of the modified award immediately after the change, no additional expense was recorded as a result of this modification.

32

The weighted average fair value of the options and assumptions used in applying the Ambev option pricing model for the 2011 and 2010 grants are as follows:

	06/30/2011		12/31/2010 (i)
In Reais

Fair value of options granted	23.05		18.74
Share price	45.63		40.14
Exercise price	22.64		40.94
Expected volatility	35.3%		28.4%
Vesting period	5		5.0
Expected dividends	5.0%		de 0% a 5%
Risk-free interest rate	3,4% à 12,2%	(ii)	12.2%

(i) The information is weighted average plans granted during 2010, except for the expected dividends.

(ii) The  percentages  include  the  grants  of  stock options and  ADRs  during the period.

The total number of outstanding options is as follows:

Thousand options	06/30/2011	12/31/2010
Options outstanding at January 1	26,253	20,570
Options issued during the year	1,989	6,625
Options exercised during the year	(833)	(525)
Options forfeited during the year	(385)	(417)
Options outstanding at ended period	27,024	26,253

The total number of outstanding restricted stock units is as follows:

Thousand options	06/30/2011	12/31/2010
Options outstanding at January 1	-	-
Options issued during the year	1,377	-
Options exercised during the year	-	-
Options forfeited during the year	-	-
Options outstanding at ended period	1,377	-

The range of exercise prices of the outstanding options is between R$11.00 and R$50.56 and the weighted average remaining contractual life is approximately 8.91 years.

Of the 27,024 thousand outstanding options, 3,506 thousand options were vested at June 30, 2011.

33

The weighted average exercise price of the options is as follows:

In R$ per share	06/30/2011	12/31/2010
Options outstanding at January 1	24.71	20.75
Options issued during the year	45.73	40.94
Options exercised during the year	21.46	19.31
Options forfeited during the year	12.22	11.95
Options outstanding at December 31	25.84	24.71
Options exercisable at December 31	13.59	11.66

For options exercised during 2011, the weighted average market price on the exercise date was R$50.82.

For outstanding stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans.

Additionally, certain employees and directors of Ambev receive options to acquire AB-InBev shares, the share-based compensation cost of which is recognized in the Company’s financial statements of June 30, 2011.

These share-based payments resulted in an expense of R$56,729 and R$53,395 at June 30, 2011 and 2010, respectively.

19. RISKS ARISING FROM FINANCIAL INSTRUMENTS

a) Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on the Company's performance consistent with its policy of Financial Risk Management.

The Company’s use of derivatives strictly follows its financial risk policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where the Company operates must be denominated in their respective local currencies whenever possible. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat and sugar) that may affect the Company’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative instruments. Existing risks not yet evident (e.g. future contracts for the purchase of raw material and property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new price scenario that may vary from 10 to 14 months, also through the use of derivative instruments. Any exception to the policy must be approved by the Board of Directors.

34

The Company's operations are subject to the risk factors described below:

a.1) Foreign currency risk

Ambev incurs foreign currency risk on borrowings, investments, purchases, dividends and interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary.  The main derivative financial instruments used to manage foreign currency risk are forward exchange contracts, exchange traded foreign currency futures and cross currency interest rate swaps.

Foreign currency risk on operational activities

The risk of foreign currency firm commitments and operations planned, the Company's policy is to hedge contracts for any operations whose expected performance is likely. In accordance with IAS 39, these instruments are entered into in foreign currencies designated as hedges of cash flow.

Foreign exchange risk on net investments in foreign operations

Ambev enters into hedging activities to mitigate exposures related to its investments in foreign operations. These strategies are designated as net investment hedges. Under IAS 39, these derivatives were properly classified as hedges of net investment.

a.2) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically.  The purpose of Ambev’s policy is to achieve an optimal balance between cost of funding and profitability of financial results, while taking into account market conditions as well as Ambev’s overall business strategy.

Ambev Bond Hedges (foreign currency risk + interest rate risk on borrowings in US dollar)

In December 2001, Ambev issued a US$ 500 million 10.5%  bond (2011Bond) repayable semi-annually as from July 2002 with final maturity in December 2011.  In September 2003 Ambev issued a US$ 500 million 8.75% bond (2013 Bond)repayable semi-annually from March 2004 with final maturity in September 2013.  In July 2007 Ambev issued a Brazilian real bond (2017 Bond), which bears annual interest at 9.5% and is repayable semi-annually with final maturity date in July 2017.

35

Ambev entered into several US dollar fixed/Brazilian real floating cross currency interest rate swaps to manage and to mitigate US dollar exchange rate and interest rate volatility on these bonds.  Ambev also entered into a fixed/floating interest rate swap to hedge the interest rate risk on the 2017 Bond.  These derivative instruments have been designated as fair value hedges.

Canada Debenture Hedges (foreign currency risk + interest rate risk on borrowings in Brazilian Real)

At June 30, 2011, the Company has an outstanding bank loan of R$ 474 million raised in 2007. The Company contracts derivatives with similar maturities (January 2012) to mitigate exchange risks on real balances of principal and interest. In accordance with IAS 39 , these instruments were designated as cash flow hedges.

Marketable debt security hedges (Interest rate risk on Brazilian real)

Ambev has invested in highly liquid Brazilian Real denominated government debt securities. The fixed-rate instruments are disclosed as Held for trading.

The Company also entered into interest rate future contacts in order to offset the Brazilian real interest rate exposure of such government bonds. Since both instruments are measured at fair value with changes recorded into profit or loss, no hedge accounting designation was needed.

a.3) Commodity Risk

The commodity markets have experienced and are expected to continue to experience price fluctuations. Ambev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility.  The Company has significant exposures to the following commodities: aluminum, sugar and wheat. These derivative instruments were designated as cash flow hedges.

a.4) Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of  highly rated counterparties.

36

The process that determines the financial institutions authorized to operate as the Company’s counterparties is set forth in our credit risk policy. This policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

The Company has adopted, in order to minimize the risk of credit with its counterparties in significant derivative transactions, bilateral "trigger" clauses. According to these clauses, when the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

At June 30, 2011, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, BNP Paribas, Bradesco, Itaú-Unibanco, Citibank, Banesco, Banco Nacional de Bolivia, Banco Popular Dominicano, Toronto Dominion Bank, ING, JP Morgan Chase and Santander.  The Company had derivatives agreements with the following financial institutions: Barclays, Banco de Crédito do Peru, Banco Nacional de Bolivia, BBVA, BNB Paribas, Bradesco, Citibank, Merrill Lynch, Morgan Stanley,  Deutsche Bank, Itaú-Unibanco, JP Morgan Chase, Santander, ScotiaBank, Société Générale, and TD Securities.

a.5)  Liquidity risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative instruments and access to loan facilities is sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

b) Financial instruments:

The management of these instruments is effected through operational strategies and internal controls to assuring liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate, etc.).

Transactions involving financial instruments, segregated by category, are recognized in the financial statements, as below:

	Loans and receivables	Financial asset a fair value through profit or loss	Derivatives hedge	Held for trading	Avaiable for sale	Total
June 30, 2011
Assets due to Balance sheet
Cash and cash equivalents	5,251,291	-	-	-	-	5,251,291
Investment securities	-	516,379	-	42,270	155,608	714,257
Trade and other receivables excluding prepaid expenses	4,069,309	-	-	-	-	4,069,309
Financial instruments derivatives	-	87,448	515,772	-	-	603,220
Assets heldo for sale	-	-	-	-	3,141	3,141
Total	9,320,600	603,827	515,772	42,270	158,749	10,641,218

37

	Loans and receivables	Financial asset a fair value through profit or loss	Derivatives hedge	Held for trading	Avaiable for sale	Total
December 31, 2010
Assets due to Balance sheet
Cash and cash equivalents	5,909,340	-	-	-	-	5,909,340
Investment securities	-	1,068,282	-	41,741	167,995	1,278,018
Trade and other receivables excluding prepaid expenses	4,479,557	-	-	-	-	4,479,557
Financial instruments derivatives	-	2,112	950,342	-	-	952,454
Assets heldo for sale	-	-	-	-	51,833	51,833
Total	10,388,897	1,070,394	950,342	41,741	219,828	12,671,202

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
June 30, 2011
Liabilities due to Balance sheet
Trade and other payable	7,978,123	-	-	7,978,123
Financial intruments derivatives	-	36,213	761,192	797,405
Interest-bearning loans and borrowings	5,056,682	-	-	5,056,682
Total	13,034,805	36,213	761,192	13,832,210

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
December 31, 2010
Liabilities due to Balance sheet
Trade and other payable	7,828,736	-	-	7,828,736
Financial intruments derivatives	-	20,644	636,930	657,574
Interest-bearning loans and borrowings	6,770,442	-	-	6,770,442
Total	14,599,178	20,644	636,930	15,256,752

Classification of financial instruments by type of fair value measurement

As per IFRS 7, the classification of fair value of the instruments held is shown below:

	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	535,860	67,967	-	603,827
Derivatives - cash flow hedge	42,546	213,535	-	256,081
Derivatives - fair value hedge	-	255,229	-	255,229
Derivatives - investment hedge	4,462	-	-	4,462
	582,868	536,731	-	1,119,599

Financial liabilities
Financial liabilities at fair value through profit and loss	-	36,213	-	36,213
Derivatives - cash flow hedge	65,678	63,774	-	129,452
Derivatives - fair value hedge	-	631,740	-	631,740
	65,678	731,727	-	797,405

Level 1 – valuation at quoted prices (unadjusted) in active markets;

Level 2 – other data besides those quoted in active market (level 1) that may precify the obligations and rights directly (e.g., active market prices) or indirectly (e.g., valuation techniques that use data derived from active markets); and,

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Level 3 – valuation inputs that are not based on observable market data (unobservable inputs). There are no instruments classified in this category.

b.1) Derivative instruments

To meet its objectives, the Company and its subsidiaries use currency, interest, and commodity derivative instruments. Derivative instruments authorized by the risk policy are futures contracts traded on exchanges, deliverable forwards, non-deliverable forwards, swaps and purchase options. At June 30, 2011, the Company and its subsidiaries had no target forward operations, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of the hedged item. The derivative operations are classified by strategy according to their purpose, as follows:

i) Financial hedge – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Derivatives used to protect the risks related to Bonds 2011, 2013 and 2017 were designated as Fair value hedge instruments, and their results, measured according to their fair value, are recognized in each year in financial results. The derivatives used to mitigate the risks associated with the Quinsa Bonds, with maturity in 2012, and the Labatt loan in Reais were designated as cash flow hedge instruments. The result of these operations are calculated at  their fair value,  recorded in equity and recycled to the income statement in the same period in which the risk (hedged) impacts the income statement (for example, when the variable interest expense is recognized).

ii) Operational hedge – operations contracted with the purpose of reducing the Company’s exposure, net of taxes, to the volatility of foreign exchange rates and raw material prices and commitments for investments, equipment and services to be acquired. All such derivatives are classified as cash flow hedge instruments. Thus, the net results of such operations calculated at fair value, are recorded in equity accounts until recognition of the hedged item, when the accumulated results are recycled to the appropriate income statement account.

iii) Fiscal hedge – operations contracted with the purpose of minimizing the Brazilian tax impact on foreign exchange gains/losses on transactions between the Company and its subsidiaries abroad. At June 30, 2011, the Company has operations for which the foreign exchange gains/losses have unmatched tax effects. These operations mainly comprise loan agreements and debt securities issued abroad in a total amount of US$1,301,008 equivalent to R$2,031,004.

In order to offset the tax effect on unmatched exposures, the Company contracted derivative instruments (futures contracts), the results of which are measured according to their fair value and recognized on an accrual basis within income tax expense of each period.

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iv) Net investment hedge - transactions entered into in order to minimize exposure of the exchange differences arising from translation of net investment in the Company's subsidiaries located abroad for translation account balance. Part of the effective hedge is allocated to equity and the ineffectiveness part is recorded directly in financial results.

At June 30, 2011 and December 31, 2010, the contracted amounts of these instruments and their respective fair values, as well as the cumulative effects in each period, are detailed in the table below:

Purpose / Risk / Instruments		Notional		Fair value
		06/30/2011	12/31/2010	06/30/2011		12/31/2010
				Ativo	Passivo	Ativo	Passivo
Foreign currency	Future contracts (i)	617,117	2,228,209	6,393	(6,474)	-	(23,283)
Foreign currency	Non Deliverable Forwards	1,956,490	623,545	61,735	(36,139)	13,020	(8,393)
Foreign currency	Deliverable Forwards	349,170	478,333	-	(14,183)	-	(13,576)
Commodity	Future contracts (i)	295,633	271,198	42,546	(54,505)	170,221	(52,911)
Commodity	Swaps	628,605	407,530	20,820	(20,646)	72,542	(21,626)
Operational hedge		3,847,015	4,008,815	131,494	(131,947)	255,783	(119,789)
Foreign currency	Future contracts (i)	(1,240,216)	(1,003,385)	10,162	-	2,714	-
Foreign currency	Swaps	1,561,100	1,666,200	230,663	(634,170)	126,278	(522,020)
Foreign currency	Non Deliverable Forwards	401,864	1,335,484	202,070	6,568	511,068	-
Interest rates	Future contracts	(522,500)	(1,716,186)	866	-	-	(14,719)
Interest rates	Swaps	189,379	186,373	23,503	-	28,686	(289)
Financial hedge		389,627	468,486	467,264	(627,602)	668,746	(537,028)
Foreign currency	Future contracts (i)	(429,083)	24,493	-	2,321	-	(757)
Foreign currency	Swaps / Non Deliverable Forwards	(1,117,748)	(1,192,999)	-	(40,177)	20,116	-
Fiscal Hedge		(1,546,831)	(1,168,506)	-	(37,856)	20,116	(757)
Foreign currency	Future contracts (i)	(578,153)	(615,256)	4,462	-	7,809	-
Investment hedge		(578,153)	(615,256)	4,462	-	7,809	-
Total Derivatives		2,111,658	2,693,539	603,220	(797,405)	952,454	(657,574)

(i) The future contracts are traded on organized futures exchanges, while other derivative financial instruments are negotiated directly with finance institutions.

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The Company recorded gains and losses on derivative financial instruments in June 30, 2011 and 2010 as below:

		Six-month period ended (ii):		Three-month period ended:
Purpose / Risk / Instruments		06/30/2011	06/30/2010	06/30/2011	06/30/2010

Foreign currency	Future contracts	(117,015)	100,946	(69,314)	7,488
Foreign currency	Purchase options	-	114	-	(4,539)
Foreign currency	Non Deliverable Forwards	(22,997)	(1,028)	(16,802)	25,709
Commodity	Deliverables Forwards	12,394	18,050	11,703	46,275
Commodity	Future contracts	(28,541)	(55,358)	(28,745)	12,535
Commodity	Swaps	1,969	(71,754)	(26,014)	(96,281)
Operational hedge		(154,190)	(9,030)	(129,172)	57,187
Foreign currency	Future contracts	(11,377)	(3,326)	(52,796)	1,565
Foreign currency	Purchase options	(12,069)	(26,811)	(12,069)	(26,811)
Foreign currency	Swaps	(208,215)	77,150	(155,662)	57,676
Interest rates	Non Deliverable Forwards	(41,342)	3,170	(42,715)	429,572
Interest rates	Future contracts	(15,690)	(5,895)	(21,825)	(2,568)
Interest rates	Swaps	192,058	75,906	228,147	18,963
Financial hedge		(96,635)	120,194	(56,920)	478,397
Foreign currency	Future contracts	124	(16,103)	(5,650)	12
Foreign currency	Swaps / Non Deliverable Forwards	74,589	22,750	52,513	(12,163)
Fiscal Hedge		74,713	(38,853)	46,863	(12,151)
Foreign currency	Future contracts	38,520	-	26,806	-
Investment hedge		38,520	-	26,806	-
Total Derivatives		(137,592)	72,311	(112,423)	(523,433)

(ii) The result of R$(154,190) related to hedge operations was recognized in equity (hedge reserves). The result of net investment hedge in an amount of R$38,520 which was allocated as Earnings (losses) on translation of subsidiaries operations as shown in Other comprehensive income.

The effect of R$74,713 related to derivatives designated as Fiscal hedges, was recognized in the income tax and social contribution.

The result of the  financial  hedge  of R$(96,635) was  recorded  in  its  entirety  in the financial result.

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At June 30, 2011, the Fair Value and Notional amounts per instrument/ maturity were as follows:

Purpose / Risk / Instruments		Fair value
		2011	2012	2013	2014	>2014	Total

Foreign currency	Future contracts	2,032	(2,113)	-	-	-	81
Foreign currency	Non Deliverable Forwards	44,608	(19,012)	-	-	-	25,596
Foreign currency	Deliverable Forwards	(10,141)	(4,042)	-	-	-	(14,183)
Commodity	Future contracts	(27,773)	15,814	-	-	-	(11,959)
Commodity	Swaps	7,179	(7,005)	-	-	-	174
Operational hedge		15,905	(16,358)	-	-	-	(453)
Foreign currency	Future contracts	10,166	(4)	-	-	-	10,162
Foreign currency	Swaps	(119,540)	-	(238,967)	-	-	(403,507)
Foreign currency	Non Deliverable Forwards	6,568	179,037	23,033	-	-	208,638
Interest rates	Future contracts	-	(46)	539	199	174	866
Interest rates	Swaps	(2,680)	163	-	-	26,020	23,503
Financial hedge		(105,486)	179,150	(260,395)	199	26,194	(160,338)
Foreign currency	Future contracts	2,321	-	-	-	-	2,321
Foreign currency	Swaps / Non Deliverable Forwards	(40,177)	-	-	-	-	(40,177)
Fiscal Hedge		(37,856)	-	-	-	-	(37,856)
Foreign currency	Future contracts	4,462	-	-	-	-	4,462
Investment hedge		4,462	-	-	-	-	4,462
Total Derivatives		(122,975)	162,792	(260,395)	199	26,194	(194,185)

Purpose / Risk / Instruments		Notional
		2011	2012	2013	2014	>2014	Total

Foreign currency	Future contracts	367,341	249,776	-	-	-	617,117
Foreign currency	Non Deliverable Forwards	928,293	1,028,197	-	-	-	1,956,490
Foreign currency	Deliverable Forwards	207,808	141,362	-	-	-	349,170
Commodity	Future contracts	205,041	90,592	-	-	-	295,633
Commodity	Swaps	211,697	411,974	4,934	-	-	628,605
Operational hedge		1,920,180	1,921,901	4,934	-	-	3,847,015
Foreign currency	Future contracts	(1,240,606)	390	-	-	-	(1,240,216)
Foreign currency	Swaps	780,550	-	780,550	-	-	1,561,100
Foreign currency	Non Deliverable Forwards	(71,811)	473,675	-	-	-	401,864
Taxas de Juros	Future contracts	(25,500)	136,500	(400,000)	(121,000)	(112,500)	(522,500)
Taxas de Juros	Swaps	(272,349)	161,728	-	-	300,000	189,379
Financial hedge		(829,716)	772,293	380,550	(121,000)	187,500	389,627
Foreign currency	Future contracts	(429,083)	-	-	-	-	(429,083)
Foreign currency	Swaps / Non Deliverable Forwards	(1,117,748)	-	-	-	-	(1,117,748)
Fiscal hedge		(1,546,831)	-	-	-	-	(1,546,831)
Foreign currency	Future contracts	(578,153)	-	-	-	-	(578,153)
Investment hedge		(578,153)	-	-	-	-	(578,153)
Total Derivatives		(1,034,520)	2,694,194	385,484	(121,000)	187,500	2,111,658

Sensitivity analysis

The Company has identified the main risk factors that may generate losses in its operations from derivative financial instruments. Accordingly, it has developed a sensitivity analysis based on  three scenarios, which may impact future results and /or cash flows of the Company, as described below:

1 – Base scenario: stable foreign exchange rate, interest rates and commodity prices at the same levels observed on June 30, 2011.

2 –Stressed: 25% deterioration in each transaction’s main risk factor as compared to the level observed on June 30, 2011.

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3 – Stressed: 50% deterioration in each transaction’s main risk factor as compared to the level observed on June 30, 2011.

In addition to the scenarios described above, the Company uses VaR (Value at Risk) to measure the possible effects on the results of operations of derivative transactions. VaR is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days for the calculation, which are presented in the module, as the following tables:

Risk factor	Financial instruments	Risk
			Base scenario	Stressed 25%	Stressed 50%	VaR (R$)
Foreign currency	Future contracts	Dollar decrease	(81)	(356,281)	(712,482)	36,384
Foreign currency	Non Deliverable Forwards	Euro and Dollar decrease	25,596	(88,123)	(201,843)	95,132
Foreign currency	Deliverable Forwards	Euro and Dollar decrease	(14,183)	(101,475)	(188,768)	15,951
Commodity	Future contracts	Commodity decrease	(11,959)	(85,870)	(164,945)	55,874
Commodity	Swaps	Commodity decrease	174	(157,141)	(313,693)	71,902
Operational hedge
Foreign currency	Future contracts	Dollar incrase	10,162	(299,892)	(609,946)	61,299
Foreign currency	Swaps	Increase in tax interest	(403,507)	(428,111)	(451,139)	13,193
Foreign currency	Swaps	Euro and Dollar decrease	-	(793,782)	(1,184,057)	84,088
Foreign currency	Non Deliverable Forwards	Euro and Dollar decrease	208,638	(318,009)	(844,655)	20,397
Interest rates	Future contracts	Increase in tax interest	866	805	750	10,791
Interest rates	Swaps	Increase in tax interest	23,503	(23,841)	(71,186)	8,133
Financial hedge
Foreign currency	Future contracts	Dollar incrase	2,321	(104,950)	(212,220)	23,112
Foreign currency	Swaps / Non Deliverable Forwards	Dollar incrase	(40,177)	(319,614)	(599,051)	60,207
Fiscal hedge
Foreign currency	Future contracts	Dollar incrase	4,462	(140,077)	(284,615)	28,573

In addition to presenting the possible effects on individual results of derivative operations, we also show the effects of derivative operations contracted for asset protection along with each transaction´s hedged items.

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Transaction	Risk	Base scenario	Stressed 25%	Stressed 50%
Foreign exchange hedge	Euro and Dollar decrease	14,872	683,292	1,380,868
Input purchase		(14,872)	(683,292)	(1,380,868)
Commodities hedge	Decrease on commodities price	(11,785)	(85,870)	(164,945)
Input purchase		11,785	85,870	164,945
Foreign exchange hedge	Euro and Dollar decrease	(3,540)	(19,728)	(35,917)
Capex purchase		3,540	19,728	35,917
Operational hedge		(453)	577,694	1,180,006
Operational purchase		453	(577,694)	(1,180,006)
Net effect		-	-	-

Foreign exchange hedge	Foreign currency increase	218,800	1,411,682	2,638,658
Net debt		(218,800)	(1,411,682)	(2,638,658)
Interest rate hedge	Increase in tax interest	(379,138)	(451,147)	(521,576)
Interest expense		379,138	451,147	521,576
Financial hedge		(160,338)	960,535	2,117,082
Net debt and interest		160,338	(960,535)	(2,117,082)
Net effect		-	-	-

Foreign exchange hedge	Dollar increase	(37,856)	424,563	811,271
Fiscal expense		37,856	(424,563)	(811,271)
Fiscal hedge		(37,856)	424,563	811,271
Fiscal expense		37,856	(424,563)	(811,271)
Net effect		-	-	-

Foreign exchange hedge	Dollar increase	4,462	140,077	284,615
Fiscal expense		(4,462)	(140,077)	(284,615)
Investment hedge		4,462	140,077	284,615
Fiscal expense		(4,462)	(140,077)	(284,615)
Net effect		-	-	-

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market yield curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value and the difference between the result of the asset and liability amount generates the swap’s market value. For the derivative financial instruments traded on the Stock Exchange, the fair value is calculated according to the adjustment prices disclosed thereby.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative instruments, as of June 30, 2011 the Company held R$276,981 in financial investments or cash investments available on demand, classified as Cash and cash equivalents (R$218,574 at December 31, 2010).

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b.2) Debt instruments

The Company’s financial liabilities, mainly represented by debt securities and debentures, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each period. Additionally, the Bonds issued by Ambev and maturing in 2011, 2013 and 2017 are designated as underlying bases for fair value hedges and variations in the fair value of the hedged risk factors are recognized in the income statement in the same account as the variations in the respective debts.

Had the Company recognized its financial liabilities at market value, it would have recorded an additional loss, before income tax and social contribution, of R$(223,060) at June 30, 2011 (losses of R$ (266,472) on December, 31 2010), as presented below:

	06/30/2011			12/31/2010
Financial liabilities	Book	Market	Diference	Book	Market	Diference
Working capital R$ (Labatt)	473,674	526,992	(53,318)	1,189,615	1,300,941	(111,326)
Syndicated facility (CAD)	-	-	-	300,817	300,817	-
Senior Notes (CAD) (i)	152,803	152,803	-	157,899	168,150	(10,251)
International financing (other currencies)	150,239	150,239	-	453,912	453,912	-
Agro-industrial credit	-	-	-	100,000	100,000	-
BNDES/CCB	995,537	995,537	-	1,130,124	1,130,124	-
Bond 2011	819,030	815,370	3,660	884,257	894,608	(10,351)
Bond 2013	812,121	935,411	(123,290)	886,676	980,614	(93,938)
Bond 2017	280,849	306,759	(25,910)	284,771	300,675	(15,904)
Debentures	1,247,661	1,271,863	(24,202)	1,247,477	1,272,179	(24,702)
Fiscal incentives	115,419	115,419	-	120,784	120,784	-
Finance leasing	9,349	9,349	-	14,110	14,110	-
	5,056,682	5,279,742	(223,060)	6,770,442	7,036,914	(266,472)

(i ) The Beer Store’s debt is in Canadian dollars. The amount is proportionally consolidated.

The criterion used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev and on the secondary market value of bonds as of June 30, 2011, being approximately 104.46% of the face value for Bond 2011, 114.87% for Bond 2013, 102.25% for Bond 2017 and 101.94% for Debentures 2012 (107.36% for Bond 2011, 117.68% for Bond 2013, 100.23% for Bond 2017 and 101.98% for Debentures 2012, at December 31, 2010).

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20. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	06/30/2011	12/31/2010

Collateral given for own liabilities	820,800	768,975
Other commitments	362,807	381,267
	1,183,607	1,150,242

Commitments with suppliers	15,951,626	13,670,051
	15,951,626	13,670,051

The collateral  provided for liabilities totaled R$1,183,607 at June 30, 2011 including R$543,820 of cash guarantees. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, the Company maintained at June 30, 2011, R$276,981 in highly liquid financial investments or in cash (note 19).

Most of  the balance relates  to  commitments  with  suppliers of packaging.

Ambev International Finance Company issued R$300.0 of 9.5% notes due 2017, that were registered with the U.S. Securities and Exchange Commission. The separate financial statements of Ambev International Finance Company are not provided, in reliance on Rule 3-10 of Regulation S-X.  The issuer Ambev International Finance Company is a 100%-owned finance subsidiary of Ambev (the parent company), and Ambev has fully and unconditionally guaranteed the securities. There are no significant restrictions on the ability of the parent company to obtain funds from its subsidiaries by dividend or loan.

Future contractual commitments at June 30, 2011 and December 31, 2010 are as follows:

	06/30/2011	12/31/2010

Less tahn 1 year	2,716,545	3,714,274
Between 1 and 2 years	2,249,199	2,090,719
More tahn 2 years	10,985,882	7,865,058
	15,951,626	13,670,051

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21. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business.

Contingent liabilities with a probable likelihood of loss are provisioned (note 10).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss is classified by management as possible, based on advice of legal counsel, and for which there are no provisions. Estimate amounts of loss are as follows:

	06/30/2011	12/31/2010

PIS and COFINS	386,728	278,762
ICMS and IPI	2,106,397	2,027,377
IRPJ and CSLL	4,011,601	3,759,783
Labor	136,711	136,278
Civil	346,489	269,303
Others	627,555	699,283
	7,615,483	7,170,786

Lawsuits with possible loss:

There were no changes in main processes with possible loss classification as of June 30, 2011, compared to those presented in the financial statements for the year ended December 31, 2010, as well as with respect to interim financial statements on June 30, 2011.

Contingent assets

At June 30, 2011, the Company had no contingent assets, for which the probability of success is probable, which require to be disclosed.

22. RELATED PARTIES

The Company is controlled by Interbrew International B.V. (incorporated in Belgium), Ambrew S/A (incorporated in Luxembourg) and Fundação Zerrener, which owns 71% of the Company´s shares. The remaining 29% of the shares are widely dispersed.

Policies and practices regarding the realization of transactions with related parties

 The Company has adopted corporate governance practices and those recommended and / or required it bylaws. Under the Company´s bylaws the Board of Directors must approve any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Compliance Committee of the Company must advise the Board of Directors of the Company in matters related to transactions with related parties as defined in IAS 24.

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Management is prohibited from intervening in any transaction in which conflict exists, even in theory, when in the Company´s interests. It is also not permitted to interfere in decisions of any other management member in such cases, requiring the Minutes of Meeting of the Board to reflect any decision to abstain from the specific deliberation.

The Company's guidelines with related parties follow reasonable or equitable terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties.  These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with Management members:

In addition to short-term benefits (primarily salaries), members of management are entitled to post-employment benefits, such as retirement benefits and health and dental care. Moreover, members of management are entitled to participate in Stock Option Plans (note 18).

The total expenses with the Company’s Management members in key functions are as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2011	06/30/2010	06/30/2011	06/30/2010

Short-term benefits (i)	4,155	11,198	(4,606)	5,201
Share-based payments (ii)	10,771	12,985	3,646	6,665
Total Key Management Remuneration	14,926	24,183	(960)	11,866

(i) These correspond substantially to salaries and profit sharing (including performance bonuses)

(ii) These correspond to the compensation cost of stock options granted to members of management.

Excluding the abovementioned plan, Ambev has no other type of transaction with the members of management or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefitsThe Fundação Zerrenner is one of the Company’s shareholders, and at June 30, 2011 held 17.08% of the voting rights and 9.59% of total Company share capital. Fundação Zerrenner is also a independent legal entity whose main goal is to provide Ambev’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities. On June 30, 2011 and 2010, actuarial liabilities related to the benefits provided directly by Fundação Zerrenner are fully offset by the plans assets. As a result, the net liability recognized in the financial statements is nil.

The expenses incurred by Fundação Zerrener (Formerly “Fundação Antonio e Helena Zerrener”) in providing these benefits totaled R$62,046 at June 30, 2011 (R$57,524 at June 30, 2010), of   which R$54,285 (R$49,249 at June 30, 2010) related to active employees and R$7,760 (R$8,175 at June 30, 2010) related to retirees.

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b) Special Goodwill Reserve

As a result of the merger of InBev Holding Brazil SA by the Company in 2005, the Company benefits in January of each year from the amortization of tax deductible goodwill pursuant to CVM Instruction 319/99. As permitted by CVM Instruction 319/99 the Merger Protocol and Justification signed on July 7, 2005, 70% of the special reserve for goodwill resulting from the merger, corresponding to the tax benefit obtained by the Company as a result of the amortization of the goodwill, is to be used to increase capital for the benefit of the controlling shareholders (AmBrew and Interbrew) and the balance of 30% is to be capitalized without issuing new shares, to the benefit of all shareholders. Pursuant to the agreement, starting in 2006, the reserve has been used to increase capital. The balance of the special goodwill reserve at June 30, 2011 was R$1,359,804 (R$1,496,010 at December 31, 2010) and it may be used for future capital increases in the proportions described above.

c) Leasing

The Company, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrener, for R$64,800 for ten years, maturing in, 2018.

d) Leasing – Ambev head office

The Fundação Zerrenner and Ambev have a lease of two commercial units, of R$6,425 maturing in January 2013.

e) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., through Labatt Canada and Cervepar, to produce, bottle, sell and distribute Budweiser products in Canada and Paraguay. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois under license AB InBev in Brazil, Argentina e Canada. The amount recorded was R$1,087 (R$1,154 at June 30, 2010) and R$84,363 (R$83,197 at June 30, 2010) as licensing income and expense, respectively.

e) Debentures

The “Fundação Zerrenner” has 1,329 debentures of the Company of R$13,665.

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Jointly-controlled entities

Ambev reports its interest in jointly-controlled entities using the line-by-line reporting format for proportionate consolidation. Significant interests in joint ventures include two distribution entities in Canada and two entities in Brazil (Ice Tea and Agrega.). The following balances represent the participation of Ambev in these entities and were included in the consolidated financial statements:

(Expressed in thousand of Brazilian Reais)	06/30/2011	12/31/2010

Current assets	102,484	102,240
Non-current assets	179,920	188,195
Current liabilities	330,297	334,686
Non-current liabilities	159,691	164,888
Result from operations	10,548	21,959
Income attributable to shareholders	2,240	1,851

Transactions with associates

Ambev transactions with associates were as follows:

(Expressed in thousand of Brazilian Reais)	06/30/2011	06/30/2010

Net sales	5,561	4,640
Current liabilities	199	3,968

Transactions with associates include two entities in Argentina (Eco de Los Andes S.A and Agrega S.A) and two entities in Canada (Guinness Canada Limited and Agrega Canada Limited).

23. EVENTS AFTER THE BALANCE SHEET DATE

The Board of Directors meeting held on July 18, 2011, approved by unanimous vote, the full subscription and payment by the shareholders of the Company, of 7,247 new common shares and 5,654 preferred shares issued pursuant to a resolution of the Extraordinary General Meeting held on April 29, 2011, representing a capital increase of R$528,505, increasing  capital stock to R$8,299,059, which is divided into 3,117,710 shares, 1751.135 common shares and 1,366,575 preferred shares, without par value an amount of R$277 was appropriated as a capital reserve ("reserve for gain/losses on share subscription."), which is included in  “Others” balance in the  Statement of Changes in Equity. The new shares will participate on equal terms with other shares, for all the benefits and advantages that may be declared from the date of that meeting.

***

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Report on Review of Quarterly Information

To the Board of Directors and Shareholders

Companhia de Bebidas das Américas - AmBev

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Companhia de Bebidas das Américas – AmBev (the "Company"), included in the Quarterly Information (ITR) Form for the quarter ended June 30, 2011, comprising the balance sheet and the statements of income, comprehensive income, changes in equity and cash flows, for the quarter and six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with accounting standard CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).  A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

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Conclusion on the parent

company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Conclusion on the consolidated

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Other matters

Interim statements

of value added

We have also reviewed the parent company and consolidated interim statements of value added for the quarter and six-month period ended June 30, 2011, which are required to be presented in accordance with standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which does not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been properly prepared, in all material respects, in relation to the parent company and consolidated interim accounting information taken as a whole.

São Paulo, August 8, 2011.

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Eduardo Rogatto Luque

Contador CRC 1SP166259/O-4

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2011

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer